# 2007 Annual Report • Notice of Annual Meeting • Proxy Statement

BED BATH &
**BEYOND**®
Beyond any store of its kind®

**www.bedbathandbeyond.com**
Beyond any site of its kind®



**To Our Fellow Shareholders:**

Since our Company was founded in 1971, long before we became a public company in 1992, we have been, and we believe it essential that we are, our own worst critics. We know everything we do today can be done better – and needs to be in order for us to continue to succeed. This truth lies at the heart of the culture we strive for in our Company, which is based on a constant desire for improvement, and on the spirit of entrepreneurship and empowerment which we have mentioned frequently through the years. This culture has been a central theme in our annual letters to you, and its place in our message to you is no different today. If anything, the role of this culture in the continued success of our Company is more important today than ever.



*Continued on page 1*

# Consolidated Selected Financial Data *(in thousands, except per share and selected operating data)*

Fiscal Year Ended [1]

| | March 1, 2008 [2] | March 3, 2007 | Feb. 25, 2006 | Feb. 26, 2005 | Feb. 28, 2004 [3] | March 1, 2003 | March 2, 2002 | March 3, 2001 |
|---|---|---|---|---|---|---|---|---|
| **STATEMENT OF EARNINGS DATA** | | | | | | | | |
| Net sales | $ 7,048,942 | $ 6,617,429 | $ 5,809,562 | $ 5,147,678 | $ 4,477,981 | $ 3,665,164 | $ 2,927,962 | $ 2,396,655 |
| Gross profit | 2,925,231 | 2,835,402 | 2,485,748 | 2,186,301 | 1,876,664 | 1,518,547 | 1,207,566 | 986,459 |
| Operating profit | 838,022 | 889,401 | 879,171 | 792,414 | 639,343 | 480,057 | 346,100 | 272,838 |
| Net earnings | 562,808 | 594,244 | 572,847 | 504,964 | 399,470 | 302,179 | 219,599 | 171,922 |
| Net earnings per share – Diluted [4] | $ 2.10 | $ 2.09 | $ 1.92 | $ 1.65 | $ 1.31 | $ 1.00 | $ 0.74 | $ 0.59 |
| **SELECTED OPERATING DATA** | | | | | | | | |
| Number of stores open (at period end) | 971 | 888 | 809 | 721 | 629 | 519 | 396 | 311 |
| Total square feet of store space (at period end) | 30,181,000 | 27,794,000 | 25,502,000 | 22,945,000 | 20,472,000 | 17,452,000 | 14,724,000 | 12,204,000 |
| Percentage increase in comparable store sales | 1.0% | 4.9% | 4.6% | 4.5% | 6.3% | 7.9% | 7.1% | 5.0% |
| Comparable store net sales (in 000's) [5] | $ 6,457,268 | $ 6,068,694 | $ 5,281,675 | $ 4,468,095 | $ 3,902,308 | | | |
| Number of comparable stores [5] | 792 | 683 | 605 | 535 | 416 | | | |
| **BALANCE SHEET DATA (AT PERIOD END)** | | | | | | | | |
| Working capital | $ 1,065,599 | $ 1,553,541 | $ 1,082,399 | $ 1,223,409 | $ 1,199,752 | $ 914,220 | $ 715,439 | $ 532,524 |
| Total assets | 3,844,093 | 3,959,304 | 3,382,140 | 3,199,979 | 2,865,023 | 2,188,842 | 1,647,517 | 1,195,725 |
| Long-term debt | – | – | – | – | – | – | – | – |
| Shareholders' equity [6] | $ 2,561,828 | $ 2,649,151 [7] | $ 2,262,450 | $ 2,203,762 | $ 1,990,820 | $ 1,451,921 | $ 1,094,350 | $ 817,018 |

| | Feb. 26, 2000 | Feb. 27, 1999 | Feb. 28, 1998 | March 1, 1997 | Feb. 25, 1996 | Feb. 26, 1995 | Feb. 27, 1994 | Feb. 28, 1993 |
|---|---|---|---|---|---|---|---|---|
| **STATEMENT OF EARNINGS DATA** | | | | | | | | |
| Net sales | $1,857,505 | $1,382,345 | $1,057,135 | $ 816,912 | $ 597,352 | $ 437,807 | $ 304,571 | $ 216,411 |
| Gross profit | 766,801 | 576,125 | 441,016 | 341,168 | 250,036 | 183,819 | 127,972 | 90,528 |
| Operating profit | 209,340 | 158,052 | 118,914 | 90,607 | 67,585 | 51,685 | 36,906 | 26,660 |
| Net earnings | 131,229 | 97,346 | 73,142 | 55,015 | 39,459 | 30,013 | 21,887 | 15,960 |
| Net earnings per share – Diluted [4] | $ 0.46 | $ 0.34 | $ 0.26 | $ 0.20 | $ 0.14 | $ 0.11 | $ 0.08 | $ 0.06 |
| **SELECTED OPERATING DATA** | | | | | | | | |
| Number of stores open (at period end) | 241 | 186 | 141 | 108 | 80 | 61 | 45 | 38 |
| Total square feet of store space (at period end) | 9,815,000 | 7,688,000 | 5,767,000 | 4,347,000 | 3,214,000 | 2,339,000 | 1,512,000 | 1,128,000 |
| Percentage increase in comparable store sales | 9.2% | 7.6% | 6.4% | 6.1% | 3.8% | 12.0% | 10.6% | 7.2% |
| Comparable store net sales (in 000's) [5] | | | | | | | | |
| Number of comparable stores [5] | | | | | | | | |
| **BALANCE SHEET DATA (AT PERIOD END)** | | | | | | | | |
| Working capital | $ 360,585 | $ 267,557 | $ 188,293 | $ 127,333 | $ 91,331 | $ 74,390 | $ 56,001 | $ 34,842 |
| Total assets | 865,800 | 633,148 | 458,330 | 329,925 | 235,810 | 176,678 | 121,468 | 76,654 |
| Long-term debt | – | – | – | – | 5,000 | 16,800 | 13,300 | – |
| Shareholders' equity [6] | $ 559,045 | $ 411,087 | $ 295,397 | $ 214,361 | $ 151,446 | $ 108,939 | $ 77,305 | $ 54,643 |

*[1] Each fiscal year represents 52 weeks, except for fiscal 2006 (ended March 3, 2007) and fiscal 2000 (ended March 3, 2001) which represent 53 weeks and fiscal 1996 (ended March 1, 1997) which represents 52 weeks and 6 days.*
*[2] On March 22, 2007, the Company acquired buybuy BABY, Inc.*
*[3] On June 19, 2003, the Company acquired Christmas Tree Shops, Inc.*
*[4] Net earnings per share amounts for fiscal 2000 and prior have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal 2000, 1998, 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.*
*[5] The Company has added this disclosure prospectively beginning with fiscal 2003 information.*
*[6] In fiscal 2007, 2006, 2005 and 2004, the Company repurchased approximately $734 million, $301 million, $598 million and $350 million of its common stock, respectively.*
*[7] In fiscal 2006, the Company adopted Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" resulting in a one-time net reduction to Shareholders' equity. See Note 3 in the Consolidated Financial Statements.*

## To Our Fellow Shareholders: *Continued from front cover*

It is true that the current economic environment poses a number of challenges, and we are not immune. The economic slowdown has had, and will continue to have, an effect on the general business climate and on our business. We have seen our results affected most notably in those areas of the Country reported as being more significantly affected by recent housing and mortgage issues, such as Arizona, California, Florida and Nevada.

However, we believe in times of economic challenge there are three types of companies: those who will not survive, those who will tread water and will be left in a weakened state when things turn around, and those who will use their strengths to improve their position in their market. We are counting on being among those who emerge stronger than ever. We believe, through the efforts of our approximately 39,000 associates, we are well positioned to use this time of economic challenge to our Company's long term benefit.

Our culture of never being satisfied is now one of our Company's greatest strengths in these difficult times. In addition, our financial strength helps us to enhance our competitive position despite the challenges. While others fail, or are content to hang on, our "never satisfied" culture and our financial wherewithal permit us to continue to test new merchandise initiatives throughout our stores, and in doing so, strive to increase their productivity. Our bridal and gift registry business, as well as our online sales activities, afford us an important opportunity to attract new shoppers to the Bed Bath & Beyond experience. We are able to renovate or remodel a significant number of existing stores each year. We also opened and commenced operations of a new state-of-the-art Christmas Tree Shops distribution center as well as a new e-service fulfillment center this last year, designed to accommodate the growth in the operations of these areas of our business. We opened our first international store in Canada, have signed or are in final documentation for approximately a dozen additional sites, and are actively negotiating another dozen or so as we look to expand aggressively in Canada. We recently entered into a joint venture in Mexico, which currently operates two stores in the Mexico City market and is well-positioned for future growth. We are adding associates in key areas throughout our organization and are implementing new systems to support the continued growth of our business. All this permits us to achieve our growth objectives, while at the same time we continue to exercise prudence in our expense management activities without sacrificing the customer experience.

The fruits of these ongoing efforts are reflected in our accomplishments over the past year, some of which we just mentioned. In terms of expansion, during fiscal 2007 we added 66 new Bed Bath & Beyond stores, bringing to 881 the number of stores operating at fiscal year-end, located in 49 states, the District of Columbia and Puerto Rico, and including our first international store in Canada. Also, at fiscal year-end we operated 41 Christmas Tree Shops stores, 9 buybuy BABY stores and 40 stores under the names Harmon and Harmon Face Values. With respect to our financial performance, here are some highlights from fiscal 2007, our 37th year of operations, and our 16th as a public company:

- **Net earnings for the fiscal year (fifty-two weeks) ended March 1, 2008 were $2.10 per diluted share ($562.8 million), compared to fiscal 2006 (fifty-three weeks) net earnings of $2.09 per diluted share ($594.2 million), which included a non-recurring charge of approximately $.07 per diluted share.**

- **Net sales for fiscal 2007 (fifty-two weeks) were approximately $7.049 billion, an increase of approximately 6.5% from the prior year's sales (fifty-three weeks) of $6.617 billion.**

- **Comparable store sales for fiscal 2007 increased by approximately 1.0%, on top of an increase of approximately 4.9% in fiscal 2006. All comparable store sales percentages are calculated based on an equivalent number of weeks for each annual period.**

- **We returned approximately $734 million in value to our shareholders during the fiscal year through our share repurchase program. This included the completion of the $1 billion share repurchase program authorized in 2006. As of March 1, 2008, the balance remaining of the share repurchase program authorized in September 2007 was approximately $967 million.**

While times are challenging, we remain focused on our Company's long-term goals and fully expect to benefit, over time, from the opportunities afforded by the current macro-economic environment. We believe that periods such as this are what separate companies, and we look forward to taking advantage of this opportunity to strengthen our infrastructure, gain market share and distance ourselves from our competitors.

*Continued from page 1*

To be able to do so much in difficult times, and to maintain focus on our customer while doing it, is a credit to our Company and the 39,000 associates who breathe life into Bed Bath & Beyond, Christmas Tree Shops, Harmon/Harmon Face Values and buybuy BABY every day. Through their efforts, we believe we will look back at 2008 as a time in which our Company relied on its strengths to improve its relative position in the marketplace. Among those strengths are also the relationships the Company enjoys with its many vendors and business partners, and we continue to be grateful for their contributions to our ongoing growth and success.

Thank you for your continued support of our Company, and we look forward to reporting to you in a year's time regarding the continued strengthening of our Company in the long-term interests of our shareholders through attention to the everyday interests of our customers.

WARREN EISENBERG
*Co-Chairman*
*and Director*

LEONARD FEINSTEIN
*Co-Chairman*
*and Director*

STEVEN H. TEMARES
*Chief Executive Officer*
*and Director*

June 4, 2008

## CORPORATE PROFILE

**Founded in 1971, Bed Bath & Beyond Inc. is a chain of retail stores that sell a wide assortment of merchandise principally including domestics merchandise and home furnishings as well as food, giftware, health and beauty care items and infant and toddler merchandise. The Company's stores combine superior service and a broad selection of items at everyday low prices. Shares of Bed Bath & Beyond Inc. are traded on the NASDAQ National Market under the symbol BBBY and are included in the Standard & Poor's 500 Index and the NASDAQ-100 Index. The Company is counted among the Fortune 500 and the Forbes 2000.**

## PLEASE VOTE YOUR PROXY!

## ELECTRONIC VOTING SAVES YOUR COMPANY MONEY

*For the last few years, many of our shareholders have saved the Company money by voting their proxies via internet or telephone, rather than by return mail. This year, we again encourage all of our shareholders to take advantage of electronic voting.*

*Most Bed Bath & Beyond shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner. Your broker or nominee has enclosed a voting instruction form for you to use in directing them in how to vote your shares. Most institutions make internet or telephone voting options available to their beneficial owners, so please see the voting instruction form for specific information.*

*If your shares are registered directly in your name with Bed Bath & Beyond's transfer agent, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. If you hold restricted stock under the Company's 2004 Incentive Compensation Plan, you are also considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote by proxy. We encourage our registered shareholders to vote:*

*By internet -* **www.proxyvote.com** *or*

*By touch-tone phone -* **1-800-690-6903**

*Have your proxy card in hand when you access the website or call the toll-free number. Then you can follow the directions provided.*

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### OVERVIEW

Bed Bath & Beyond Inc. and subsidiaries (the "Company") is a chain of retail stores, operating under the names Bed Bath & Beyond ("BBB"), Christmas Tree Shops ("CTS"), Harmon and Harmon Face Values ("Harmon") and buybuy BABY. The Company sells a wide assortment of merchandise principally including domestics merchandise and home furnishings as well as food, giftware, health and beauty care items and infant and toddler merchandise. The Company's objective is to be a customer's first choice for products and services in the categories offered, in the markets in which the Company operates.

The Company's strategy is to achieve this objective through excellent customer service, an extensive breadth and depth of assortment, everyday low prices, introduction of new merchandising offerings and development of its infrastructure.

Operating in the highly competitive retail industry, the Company, along with other retail companies, is influenced by a number of factors including, but not limited to, general economic conditions including the housing market and fuel costs, unusual weather patterns, consumer preferences and spending habits, competition from existing and potential competitors, and the ability to find suitable locations at acceptable occupancy costs to support the Company's expansion program.

The Company's fiscal 2007 results reflect the challenges presented by certain macroeconomic conditions, including the economic slowdown, in general; specific issues related to the housing and mortgage industries; and a heightened promotional environment. The following represents an overview of the Company's financial performance for the periods indicated:

- Net sales in fiscal 2007 (fifty-two weeks) increased approximately 6.5% to $7.049 billion; net sales in fiscal 2006 (fifty-three weeks) increased approximately 13.9% to $6.617 billion over net sales of $5.810 billion in fiscal 2005 (fifty-two weeks).
- Comparable store sales for fiscal 2007 increased by approximately 1.0% as compared with an increase of approximately 4.9% and 4.6% in fiscal 2006 and 2005, respectively. Comparable store sales percentages are calculated based on an equivalent number of weeks for each annual period.

  A store is considered a comparable store when it has been open for twelve full months following its grand opening period (typically four to six weeks). Stores relocated or expanded are excluded from comparable store sales if the change in square footage would cause meaningful disparity in sales over the prior period. In the case of a store to be closed, such store's sales are not considered comparable once the store closing process has commenced. buybuy BABY is excluded from the comparable store sales percentage for fiscal 2007, but will be included in the Company's comparable store sales calculation starting in the first quarter of fiscal 2008.
- Gross profit for fiscal 2007 was $2.925 billion or 41.5% of net sales compared with $2.835 billion or 42.8% of net sales for fiscal 2006 and $2.486 billion or 42.8% of net sales for fiscal 2005.
- Selling, general and administrative expenses for fiscal 2007 were $2.087 billion or 29.6% of net sales compared with $1.946 billion or 29.4% of net sales for fiscal 2006 and $1.607 billion or 27.7% of net sales for fiscal 2005. Fiscal 2006 includes a non-recurring pre-tax charge of $30 million related to the Company's remediation program intended to protect its employees from certain adverse tax consequences arising pursuant to Internal Revenue Code Section 409A.
- The effective tax rate was 35.0%, 36.3% and 37.4% for fiscal years 2007, 2006 and 2005, respectively.
- Net earnings for the fiscal year (fifty-two weeks) ended March 1, 2008 were $2.10 per diluted share ($562.8 million), compared to fiscal 2006 (fifty-three weeks) net earnings of $2.09 per diluted share ($594.2 million), which included a non-recurring charge of approximately $.07 per diluted share, and fiscal 2005 (fifty-two weeks) net earnings of $1.92 per diluted share ($572.8 million). The increase in net earnings per diluted share for fiscal 2007 includes the impact of the Company's repurchases of its common stock.

During fiscal 2007, 2006 and 2005 the Company's capital expenditures were $358.2 million, $317.5 million and $220.4 million. Included in fiscal 2007's capital expenditures were costs associated with a new distribution center and a new E-service fulfillment center to support the Company's growth.

On March 22, 2007, the Company acquired buybuy BABY, a retailer of infant and toddler merchandise for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million. The acquisition did not have a material effect on its consolidated results of operations and financial condition for fiscal 2007.

Also, in December 2007, the Company opened its first international store in Canada and is actively pursuing its expansion opportunities in Canada.

The Company plans to continue to expand its operations and invest in its infrastructure to reach its long-term objectives. The Company currently expects to open approximately 50 to 55 new BBB stores throughout the United States and Canada in fiscal 2008. The Company also expects to open approximately 12 new CTS stores and several buybuy BABY stores as well as continue to open new Harmon stores.

## RESULTS OF OPERATIONS

The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected statement of earnings data:

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | Percentage of Net Sales | | | Percentage Change from Prior Year | |
| | **March 1, 2008** | March 3, 2007 | February 25, 2006 | **March 1, 2008** | March 3, 2007 |
| Net sales | **100.0%** | 100.0% | 100.0% | **6.5%** | 13.9% |
| Cost of sales | **58.5** | 57.2 | 57.2 | **9.0** | 13.8 |
| Gross profit | **41.5** | 42.8 | 42.8 | **3.2** | 14.1 |
| Selling, general and administrative expenses | **29.6** | 29.4 | 27.7 | **7.3** | 21.1 |
| Operating profit | **11.9** | 13.4 | 15.1 | **(5.8)** | 1.2 |
| Earnings before provision for income taxes | **12.3** | 14.1 | 15.8 | **(7.3)** | 1.9 |
| Net earnings | **8.0** | 9.0 | 9.9 | **(5.3)** | 3.7 |

### Net Sales

Net sales in fiscal 2007 (fifty-two weeks) increased $431.5 million to $7.049 billion, representing an increase of 6.5% over the $6.617 billion of net sales in fiscal 2006 (fifty-three weeks), which increased $807.9 million or 13.9% over net sales of $5.810 billion in fiscal 2005 (fifty-two weeks). For fiscal 2007, approximately 82% of the increase in net sales was attributable to an increase in the Company's new store sales, 26% of the increase was attributable to the acquisition of buybuy BABY, 15% of the increase was attributable to the increase in comparable store sales, all partially offset by 23% as a result of the additional week of sales in fiscal 2006. For fiscal 2006, approximately 52% of the increase in net sales was attributable to an increase in the Company's new store sales, and the balance of the increase was primarily attributable to the increase in comparable store sales and the benefit of an additional week in fiscal 2006. The additional week of sales in fiscal 2006 represented approximately 1.6% of net sales.

For fiscal 2007, comparable store sales for 792 stores represented $6.457 billion of net sales; for fiscal 2006, comparable store sales for 683 stores represented $6.069 billion of net sales; and for fiscal 2005, comparable store sales for 605 stores represented $5.282 billion of net sales. For fiscal 2007, the increase in comparable store sales was approximately 1.0%. The increase in comparable store sales reflects the continued consumer acceptance of the Company's merchandise offerings and advertising programs, but was negatively affected by the economic slowdown, in general, and by issues specific to the housing and mortgage industries in particular. In those areas of the Country that have been reported as being the most significantly affected by these issues, notably Arizona, California, Florida and Nevada, sales were noticeably weaker than in less affected areas. For fiscal 2006, the increase in comparable store sales of 4.9% was due to a number of factors, including but not limited to, the continued consumer acceptance of the Company's merchandise offerings and a strong focus on customer service with an emphasis on responding to customer feedback. Comparable store sales percentages are calculated based on an equivalent number of weeks for each annual period. buybuy BABY is excluded from the comparable store sales percentage for fiscal 2007, but will be included in the Company's comparable store sales calculation starting in the first quarter of fiscal 2008.

Sales of domestics merchandise accounted for approximately 44%, 46% and 47% of net sales in fiscal 2007, 2006 and 2005, respectively, of which the Company estimates that bed linens accounted for approximately 14%, 15% and 16% of net sales in fiscal 2007, 2006 and 2005, respectively. The remaining net sales in fiscal 2007, 2006 and 2005 of 56%, 54% and 53%, respectively, represented sales of home furnishings and other items. No other individual product category accounted for 10% or more of net sales during fiscal 2007, 2006 or 2005.

### Gross Profit

Gross profit in fiscal 2007, 2006 and 2005 was $2.925 billion or 41.5% of net sales, $2.835 billion or 42.8% of net sales and $2.486 billion or 42.8% of net sales, respectively. The decrease in gross profit between fiscal 2007 and 2006 as a percentage of net sales was primarily due to an increase in coupon redemptions associated with a heightened promotional environment, an increase in inventory acquisition costs and the shift in the mix of merchandise sold, as the Company continues to experience a higher percentage of sales of home furnishings.

### Selling, General and Administrative expenses

Selling, general and administrative expenses ("SG&A") were $2.087 billion or 29.6% of net sales in fiscal 2007 compared to $1.946 billion or 29.4% of net sales in fiscal 2006. The increase in SG&A as a percentage of net sales is primarily due to a relative increase in advertising expense as a result of increased distributions of advertising pieces in response to the heightened promotional environment and a relative increase in occupancy costs and other expenses, partially offset by a relative decrease in payroll and payroll related items (including a non-recurring pre-tax charge of $30 million in fiscal 2006 related to the Company's remediation program intended to protect its employees from certain adverse tax consequences arising pursuant to Internal Revenue Code Section 409A).

SG&A was $1.946 billion or 29.4% of net sales in fiscal 2006 compared to $1.607 billion or 27.7% of net sales in fiscal 2005. The increase in SG&A as a percentage of net sales was primarily due to the non-recurring charge referred to above, the expensing of stock options for twelve months in fiscal 2006 versus six months in fiscal 2005, additional stock-based compensation charges primarily related to the revised measurement dates, increased legal and accounting charges associated with the stock option review (see "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006") and an increase in advertising, which included higher paper costs and postal rates. Lastly, there were one-time benefits experienced in fiscal 2005, such as settlement of credit card litigation and certain insurance recoveries, which the Company did not have in fiscal 2006.

### Operating Profit

Operating profit for fiscal 2007 was $838.0 million or 11.9% of net sales compared to $889.4 million or 13.4% of net sales in fiscal 2006. The decrease in operating profit as a percentage of net sales was a result of the deleverage in the gross margin and SG&A, as discussed above.

Operating profit was $889.4 million or 13.4% of net sales in fiscal 2006 compared to $879.2 million or 15.1% of net sales in fiscal 2005. The decrease in operating profit as a percentage of net sales was the result of the deleverage in SG&A, as discussed above.

### Interest Income

Interest income in fiscal 2007, 2006 and 2005 was $27.2 million, $43.5 million and $35.9 million, respectively. Interest income decreased in fiscal 2007 compared to fiscal 2006 primarily as a result of lower cash balances principally due to share repurchase activity in fiscal 2007. Interest income increased in fiscal 2006 compared to fiscal 2005 primarily due to increases in the Company's average investment interest rates as a result of the upward trend in short term interest rates.

### Income Taxes

The effective tax rate was 35.0% for fiscal 2007, 36.3% for fiscal 2006 and 37.4% for fiscal 2005. The tax rate for fiscal 2007 included an approximate $21.6 million benefit primarily due to the effective settlement of certain discrete tax items from ongoing examinations, the recognition of favorable discrete state tax items and from changing the blended state tax rate of deferred income taxes. The decrease from fiscal 2005 to fiscal 2006 is primarily due to a reduction in the weighted average effective tax rate resulting from a change in the mix of the business within the taxable jurisdictions in which the Company operates.

The Company expects that Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48") may, over time, create more volatility in the effective tax rate from year to year because the Company is required each year to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

## EXPANSION PROGRAM

The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets, the expansion or relocation of existing stores and the continuous review of strategic acquisitions. In the sixteen year period from the beginning of fiscal 1992 to the end of fiscal 2007, the chain has grown from 34 to 971 stores. Total square footage grew from 917,000 square feet at the beginning of fiscal 1992 to 30.2 million square feet at the end of fiscal 2007. The Company opened its first international BBB store in Ontario, Canada in December 2007 and is actively pursuing its expansion opportunities in Canada. In addition, the Company continues to explore other international opportunities.

The Company intends to continue its expansion program and currently expects to open approximately 50 to 55 new BBB stores throughout the United States and Canada in fiscal 2008. The Company also expects to open approximately 12 new CTS stores and several buybuy BABY stores as well as continue to open new Harmon stores (see details under "Liquidity and Capital Resources" below). The continued growth of the Company is dependent, in large part, upon the Company's ability to execute its expansion program successfully.

## LIQUIDITY AND CAPITAL RESOURCES

### Fiscal 2007 compared to Fiscal 2006

The Company has been able to finance its operations, including its expansion program, through internally generated funds. Net cash provided by operating activities in fiscal 2007 was $614.5 million, compared with $613.6 million in fiscal 2006. Year over year, the Company experienced an increase in cash provided by net earnings, as adjusted for non-cash expenses (primarily deferred taxes and depreciation), which was offset by a decrease in the net components of working capital (primarily decreases in accounts payable and income taxes offset by an increase in merchandise inventories).

Inventory per square foot was $53.58 and $54.18 as of March 1, 2008 and March 3, 2007, respectively. The Company continues to focus on optimizing inventory productivity while maintaining appropriate in-store merchandise levels to support sales growth.

Net cash provided by investing activities in fiscal 2007 was $101.7 million, compared with net cash used in investing activities of $397.7 million in fiscal 2006. The increase in net cash provided by investing activities was attributable to an increase in the redemptions of investment securities, net of purchases, that was partially offset by the payment of $85.9 million for the acquisition of buybuy BABY and an increase in capital expenditures to $358.2 million in fiscal 2007 from $317.5 million in fiscal 2006.

Net cash used in financing activities in fiscal 2007 was $705.5 million, compared with $250.3 million in fiscal 2006. The increase in net cash used in financing activities was primarily attributable to common stock repurchased of $734.2 million in fiscal 2007 compared to $301.0 million in fiscal 2006 under the Company's stock repurchase program.

### Fiscal 2006 compared to Fiscal 2005

Net cash provided by operating activities in fiscal 2006 was $613.6 million, compared with $660.4 million in fiscal 2005. The decrease in net cash provided by operating activities was principally driven by working capital changes due to the increase in merchandise inventories (primarily as a result of new store space) and an increase in other current assets (due to the timing of prepayments), partially offset by an increase in net earnings and an increase in accrued expenses and other current liabilities (primarily due to the timing of payments). Inventory per square foot was $54.18 and $51.04 as of March 3, 2007 and February 25, 2006, respectively.

Net cash used in investing activities in fiscal 2006 was $397.7 million, compared with $67.6 million in fiscal 2005. The increase in net cash used in investing activities was attributable to a decrease in redemptions of investment securities and an increase in capital expenditures partially offset by a decrease in purchases of investment securities.

Net cash used in financing activities in fiscal 2006 was $250.3 million, compared with $567.3 million in fiscal 2005. The decrease in net cash used in financing activities was primarily attributable to common stock repurchased of $301.0 million in fiscal 2006 compared to $598.2 million in fiscal 2005 under the Company's stock repurchase program.

### Auction Rate Securities

As of March 1, 2008, the Company had approximately $326.7 million par value of auction rate securities, less a temporary valuation adjustment of approximately $7.2 million to reflect the current lack of liquidity of these investments. The Company recorded this temporary valuation adjustment in other comprehensive income, net of the related tax benefit of $2.7 million, which did not affect fiscal 2007 earnings, and reclassified these investments to long term investment securities to reflect the lack of liquidity of these investments. Due to current market conditions, these investments have experienced failed auctions beginning in mid-February 2008. These failed auctions result in a lack of liquidity in the securities, but do not affect the underlying collateral of the securities. All of these investments carry triple-A credit ratings from one or more of the major credit rating agencies and the Company believes that given their high credit quality, it will ultimately recover at par all amounts invested in these securities. The Company does not anticipate that any potential lack of liquidity in these auction rate securities, even for an extended period of time, will affect its ability to finance its operations, including its expansion program and planned capital expenditures. The Company continues to monitor efforts by the financial markets to find alternative means for restoring the liquidity of these investments, including the recent announcements by certain asset managers to redeem a portion of their outstanding auction rate securities. These investments are classified as non-current assets until the Company has better visibility as to when their liquidity will be restored. The classification and valuation of these securities will be reviewed quarterly.

### Other Fiscal 2007 Information

At March 1, 2008, the Company maintained two uncommitted lines of credit of $100 million each, with expiration dates of September 3, 2008 and February 27, 2009, respectively. These uncommitted lines of credit are currently and are expected to be used for letters of credit in the ordinary course of business. In addition, under these uncommitted lines of credit, the Company can obtain unsecured standby letters of credit. During fiscal 2007, the Company did not have any direct borrowings under the uncommitted lines of credit. As of March 1, 2008, there was approximately $8.1 million of outstanding letters of credit and approximately $49.8 million of outstanding unsecured standby letters of credit, primarily for certain insurance programs. Although no assurances can be provided, the Company intends to renew both uncommitted lines of credit before the respective expiration dates. The Company believes that during fiscal 2008, internally generated funds will be sufficient to fund its operations, including its expansion program and planned capital expenditures.

The Company's Board of Directors has authorized repurchases of shares of its common stock for $1 billion in September 2007, for $1 billion in December 2006, for $200 million in January 2006, for $400 million in October 2005 and for $350 million in December 2004. The Company was authorized to make repurchases from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations. The Company has approximately $967 million remaining of authorized share repurchases as of March 1, 2008. The execution of the Company's current share repurchase program will consider current economic and market conditions, including but not limited to, the liquidity of its auction rate security investments.

The Company has contractual obligations consisting mainly of operating leases for stores, offices, warehouse facilities and equipment, purchase obligations and other long-term liabilities which the Company is obligated to pay as of March 1, 2008 as follows:

| (in thousands) | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
|---|---|---|---|---|---|
| Operating Lease Obligations [1] | $ 3,195,366 | $ 404,197 | $ 776,185 | $ 642,058 | $ 1,372,926 |
| Purchase Obligations [2] | 433,630 | 433,630 | — | — | — |
| Other long-term liabilities [3] | 268,153 | — | — | — | — |
| Total Contractual Obligations | $ 3,897,149 | $ 837,827 | $ 776,185 | $ 642,058 | $ 1,372,926 |

*[1] The amounts presented represent the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of the Company's leases require the payment of additional costs for insurance, maintenance and other costs. These additional amounts are not included in the table of contractual commitments as the timing and/or amounts of such payments are not known. As of March 1, 2008, the Company has leased sites for 56 new stores planned for opening in fiscal 2008 or 2009, for which aggregate minimum rental payments over the term of the leases are approximately $261.7 million and are included in the table above.*

*[2] Purchase obligations primarily consist of purchase orders for merchandise and capital expenditures.*

*[3] The Company's deferred rent and other liabilities as well as income taxes payable in the Consolidated Balance Sheet as of March 1, 2008 are primarily comprised of deferred rent, income taxes, workers' compensation and general liability reserves and other various accruals. As the timing and/or amounts of any cash payment is uncertain, the related amounts have been reflected only in the Total column in the table above.*

## SEASONALITY

The Company exhibits less seasonality than many other retail businesses, although sales levels are generally higher in August, November and December, and generally lower in February and April.

## INFLATION

The Company does not believe that its operating results have been materially affected by inflation during the past year. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

## RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN 48. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. FIN 48 also provided guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

On March 4, 2007, the Company adopted FIN 48 and recognized a $13.1 million increase to Retained earnings to reflect the change to its liability for unrecognized tax benefits as required. The Company also recorded additional unrecognized tax benefits, and corresponding higher deferred tax assets, of $35.6 million as a result of the adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The FASB has issued a one-year deferral of SFAS No. 157's fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Although SFAS No. 157 will require additional disclosures about fair value measurements, the Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure certain financial assets and liabilities at fair value (the "fair value option"). If the fair value option is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g. debt issue costs. The fair value election is irrevocable and may generally be made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 159 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date fair value. SFAS No. 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

## REVIEW OF EQUITY GRANTS AND PROCEDURES AND RELATED MATTERS IN FISCAL 2006

As a result of revised measurement dates for certain stock option grants, and the correction of various other errors, the Company determined that it had certain unrecorded non-cash equity-based compensation charges of $61.8 million, including related tax items related to fiscal years prior to 2006. In accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," the Company decreased beginning Retained earnings for fiscal 2006 by $61.8 million within the accompanying Consolidated Financial Statements.

The Company's Board of Directors also approved a remediation program intended to protect over 1,600 employees from certain potential adverse tax consequences. These adverse tax consequences arise pursuant to Internal Revenue Code Section 409A as a result of historical deficiencies associated with certain of the Company's stock option grants that were disclosed through the Company's stock option review. As a result of this program, the Company made cash payments totaling approximately $30.0 million to over 1,600 employees in the fourth quarter of fiscal 2006, which resulted in a non-recurring, pre-tax stock-based compensation charge. The cash outlay primarily represented payments to employees in connection with increasing the exercise prices on certain stock option grants so as to protect them from certain potential adverse tax consequences. No executive officer received such payments. The Company believes it is likely the Company will recoup a substantial portion of the anticipated cash outlay over the next several years through higher proceeds from future stock option exercises, although this recovery would not flow through the income statement.

The Company also filed a Form 8-K dated December 28, 2006 which provides further details regarding the remediation program.

The Company continues to cooperate with the inquiry of the SEC regarding the Company's stock option grant practices.

The United States Attorney's Office for the District of New Jersey concluded its inquiry with respect to matters arising out of and related to the Company's historical stock option grants and procedures and related matters and has indicated it will take no further action related to this matter.

## CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as inventory valuation, impairment of long-lived assets, goodwill and other indefinitely lived intangible assets, accruals for self insurance, litigation, store opening, expansion, relocation and closing costs, stock-based compensation and income taxes. Actual results could differ from these estimates.

***Inventory Valuation:*** Merchandise inventories are stated at the lower of cost or market. Inventory costs for BBB and Harmon are calculated using the weighted average retail inventory method and inventory costs for CTS and buybuy BABY are calculated using the first in first out cost method.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to the retail values of inventories. The cost associated with determining the cost to retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company's best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year, based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of the Company's physical inventory count. Historically, the Company's shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company's merchandise inventories.

***Impairment of Long-Lived Assets:*** The Company reviews long-lived assets for impairment annually or when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

***Goodwill and Other Indefinitely Lived Intangible Assets:*** The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. The Company has not historically recorded an impairment to its goodwill and other indefinitely lived intangible assets. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

***Self Insurance:*** The Company utilizes a combination of insurance and self insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees). Liabilities associated with the risks that the Company retains are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company's claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self insurance accruals is required, the liability will be adjusted accordingly.

***Litigation:*** The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business which is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to its pending litigation and revises its estimates, as appropriate. The ultimate resolution of these ongoing matters as a result of future developments could have a material impact on the Company's earnings. The Company cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

***Store Opening, Expansion, Relocation and Closing Costs:*** Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

***Stock-Based Compensation:*** Under SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R), the Company uses a Black-Scholes option-pricing model to determine the fair value of its stock options. The Black-Scholes model includes various assumptions, including the expected life of stock options, the expected risk free interest rate and the expected volatility. These assumptions reflect the Company's best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions had been used, total stock-based compensation cost, as determined in accordance with SFAS No. 123R, could have been materially impacted. Furthermore, if the Company uses different assumptions for future grants, stock-based compensation cost could be materially impacted in future periods.

The Company determines its assumptions for the Black-Scholes option-pricing model in accordance with SFAS No. 123R and/or SAB No. 107, "Share-Based Payment".

- The expected life of stock options is estimated based on historical experience.
- The expected risk free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.

- The expected volatility is based solely on the implied volatility of the Company's call options. The Company's call options used to determine implied volatility are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date. The Company believes the resulting implied volatility used to determine the fair value of its stock options represents what marketplace participants would likely use in determining an exchange price for an option.

The Company is required to record stock-based compensation expense net of estimated forfeitures. The Company's forfeiture rate assumption used in determining its stock-based compensation expense is estimated based on historical data. The actual forfeiture rate could differ from these estimates.

***Income Taxes:*** The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., such earnings would be subject to U.S. income taxes in most cases.

During the first quarter of 2007, the Company adopted FIN 48. Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

The Company expects that FIN 48 may, over time, create more volatility in the effective tax rate from quarter to quarter because the Company is required each quarter to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

## FORWARD-LOOKING STATEMENTS

This Annual Report, and in particular, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Shareholder Letter, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors that may be outside the Company's control. Such factors include, without limitation: general economic conditions including the housing market and fuel costs; changes in the retailing environment and consumer preferences and spending habits; demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; competition from existing and potential competitors; competition from other channels of distribution; pricing pressures; the cost of labor, merchandise and other costs and expenses; the ability to find suitable locations at acceptable occupancy costs to support the Company's expansion program; the impact of failed auctions for auction rate securities held by the Company; and matters arising out of or related to the Company's stock option grants and procedures and related matters, including the outcome of the informal inquiry commenced by the SEC, the possibility that the SEC may not agree with all of the special committee's findings and recommendations and may require additional or different remediation, any other proceedings which may be brought against the Company by the SEC or other governmental agencies, any tax implications relating to the Company's stock option grants, the outcome of a shareholder derivative action filed against certain of the Company's officers and directors and related matters, and the possibility of other private litigation relating to such stock option grants and related matters.

## CONSOLIDATED BALANCE SHEETS

*Bed Bath & Beyond Inc. and Subsidiaries*

| *(in thousands, except per share data)* | March 1, 2008 | March 3, 2007 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 224,084 | $ 213,381 |
| Short term investment securities | — | 774,881 |
| Merchandise inventories | 1,616,981 | 1,505,800 |
| Other current assets | 238,646 | 204,552 |
| Total current assets | 2,079,711 | 2,698,614 |
| Long term investment securities | 326,004 | 102,692 |
| Property and equipment, net | 1,121,906 | 929,507 |
| Other assets | 316,472 | 228,491 |
| Total assets | $ 3,844,093 | $ 3,959,304 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable | $ 570,605 | $ 615,156 |
| Accrued expenses and other current liabilities | 258,989 | 245,267 |
| Merchandise credit and gift card liabilities | 171,252 | 143,737 |
| Current income taxes payable | 13,266 | 140,913 |
| Total current liabilities | 1,014,112 | 1,145,073 |
| Deferred rent and other liabilities | 192,778 | 165,080 |
| Income taxes payable | 75,375 | — |
| Total liabilities | 1,282,265 | 1,310,153 |
| Commitments and contingencies | | |
| **Shareholders' equity:** | | |
| Preferred stock - $0.01 par value; authorized - 1,000 shares; no shares issued or outstanding | — | — |
| Common stock - $0.01 par value; authorized - 900,000 shares; issued 312,229 and 309,750 shares, respectively; outstanding 258,920 and 277,074 shares, respectively | 3,122 | 3,098 |
| Additional paid-in capital | 813,568 | 737,209 |
| Retained earnings | 3,729,766 | 3,153,856 |
| Treasury stock, at cost | (1,983,590) | (1,249,397) |
| Accumulated other comprehensive (loss) income | (1,038) | 4,385 |
| Total shareholders' equity | 2,561,828 | 2,649,151 |
| Total liabilities and shareholders' equity | $ 3,844,093 | $ 3,959,304 |

*See accompanying Notes to Consolidated Financial Statements.*

## CONSOLIDATED STATEMENTS OF EARNINGS

*Bed Bath & Beyond Inc. and Subsidiaries*

| | FISCAL YEAR ENDED | | |
|---|---|---|---|
| *(in thousands, except per share data)* | **March 1, 2008** | March 3, 2007 | February 25, 2006 |
| Net sales | **$ 7,048,942** | $ 6,617,429 | $ 5,809,562 |
| Cost of sales | **4,123,711** | 3,782,027 | 3,323,814 |
| Gross profit | **2,925,231** | 2,835,402 | 2,485,748 |
| Selling, general and administrative expenses | **2,087,209** | 1,946,001 | 1,606,577 |
| Operating profit | **838,022** | 889,401 | 879,171 |
| Interest income | **27,210** | 43,478 | 35,920 |
| Earnings before provision for income taxes | **865,232** | 932,879 | 915,091 |
| Provision for income taxes | **302,424** | 338,635 | 342,244 |
| Net earnings | **562,808** | $ 594,244 | $ 572,847 |
| Net earnings per share - Basic | **$ 2.13** | $ 2.12 | $ 1.95 |
| Net earnings per share - Diluted | **$ 2.10** | $ 2.09 | $ 1.92 |
| Weighted average shares outstanding - Basic | **264,824** | 280,199 | 293,899 |
| Weighted average shares outstanding - Diluted | **268,409** | 284,956 | 298,973 |

*See accompanying Notes to Consolidated Financial Statements.*

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

*Bed Bath & Beyond Inc. and Subsidiaries*

| *(in thousands)* | COMMON STOCK | | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TREASURY STOCK | | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | TOTAL |
|---|---|---|---|---|---|---|---|---|
| | SHARES | AMOUNT | | | SHARES | AMOUNT | | |
| Balance at February 26, 2005 | 302,825 | $3,028 | $491,508 | $2,059,377 | (8,762) | $ (350,151) | $ — | $2,203,762 |
| Net earnings | | | | 572,847 | | | | 572,847 |
| Shares sold under employee stock option plans, including tax benefit | 2,300 | 24 | 57,622 | | | | | 57,646 |
| Issuance of restricted shares, net | 1,031 | 10 | (10) | | | | | — |
| Stock-based compensation expense | | | 26,439 | | | | | 26,439 |
| Repurchase of common stock, including fees | | | | | (16,404) | (598,244) | | (598,244) |
| Balance at February 25, 2006 | 306,156 | 3,062 | 575,559 | 2,632,224 | (25,166) | (948,395) | — | 2,262,450 |
| Net earnings | | | | 594,244 | | | | 594,244 |
| Shares sold under employee stock option plans, including tax benefit | 2,603 | 26 | 61,628 | | | | | 61,654 |
| Issuance of restricted shares, net | 991 | 10 | (10) | | | | | — |
| Stock-based compensation expense, net | | | 61,744 | | | | | 61,744 |
| Repurchase of common stock, including fees | | | | | (7,510) | (301,002) | | (301,002) |
| Adoption of SAB 108 | | | 38,288 | (72,612) | | | | (34,324) |
| Adoption of SFAS No. 158 | | | | | | | 4,385 | 4,385 |
| Balance at March 3, 2007 | 309,750 | 3,098 | 737,209 | 3,153,856 | (32,676) | (1,249,397) | 4.385 | 2,649,151 |
| Adoption of FIN 48 | | | | 13,102 | | | | 13,102 |
| Comprehensive Income (Loss): | | | | | | | | |
| Net Earnings | | | | 562,808 | | | | 562,808 |
| Temporary impairment of auction rate securities, net of taxes | | | | | | | (4,516) | (4,516) |
| Pension adjustment, net of taxes | | | | | | | (736) | (736) |
| Currency translation adjustment | | | | | | | (171) | (171) |
| Comprehensive Income | | | | | | | | 557,385 |
| Shares sold under employee stock option plans, including tax benefit | 1,463 | 14 | 31,367 | | | | | 31,381 |
| Issuance of restricted shares, net | 1,016 | 10 | (10) | | | | | — |
| Stock-based compensation expense, net | | | 45,002 | | | | | 45,002 |
| Repurchase of common stock, including fees | | | | | (20,633) | (734,193) | | (734,193) |
| **Balance at March 1, 2008** | **312,229** | **$3,122** | **$ 813,568** | **$ 3,729,766** | **(53,309)** | **$(1,983,590)** | **$(1,038)** | **$2,561,828** |

*See accompanying Notes to Consolidated Financial Statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*Bed Bath & Beyond Inc. and Subsidiaries*

| | FISCAL YEAR ENDED | | |
|---|---|---|---|
| *(in thousands)* | **March 1, 2008** | March 3, 2007 | February 25, 2006 |
| Cash Flows from Operating Activities: | | | |
| Net earnings | **$ 562,808** | $ 594,244 | $ 572,847 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation | **157,770** | 132,955 | 111,111 |
| Amortization of bond premium | **1,538** | 3,532 | 3,172 |
| Stock-based compensation | **43,755** | 52,596 | 26,439 |
| Tax benefit from stock-based compensation | **2,719** | 6,691 | 20,011 |
| Deferred income taxes | **2,315** | (87,225) | (25,874) |
| (Increase) decrease in assets, net of effect of acquisition: | | | |
| Merchandise inventories | **(96,673)** | (204,080) | (149,692) |
| Trading investment securities | **(3,020)** | (2,958) | (423) |
| Other current assets | **(16,217)** | (38,241) | (23,543) |
| Other assets | **529** | (695) | (307) |
| (Decrease) increase in liabilities, net of effect of acquisition: | | | |
| Accounts payable | **(31,764)** | 75,883 | 64,892 |
| Accrued expenses and other current liabilities | **15,774** | 9,784 | (5,742) |
| Merchandise credit and gift card liabilities | **24,430** | 30,223 | 26,453 |
| Income taxes payable | **(74,530)** | 21,575 | 10,666 |
| Deferred rent and other liabilities | **25,102** | 19,348 | 30,425 |
| Net cash provided by operating activities | **614,536** | 613,632 | 660,435 |
| Cash Flows from Investing Activities: | | | |
| Purchase of held-to-maturity investment securities | **—** | (124,125) | (442,356) |
| Redemption of held-to-maturity investment securities | **494,526** | 309,818 | 331,565 |
| Purchase of available-for-sale investment securities | **(1,495,155)** | (1,443,115) | (1,524,835) |
| Redemption of available-for-sale investment securities | **1,546,430** | 1,177,250 | 1,788,450 |
| Capital expenditures | **(358,210)** | (317,501) | (220,394) |
| Payment for acquisition, net of cash acquired | **(85,893)** | — | — |
| Net cash provided by (used in) investing activities | **(101,698)** | (397,673) | (67,570) |
| Cash Flows from Financing Activities: | | | |
| Proceeds from exercise of stock options | **22,672** | 43,393 | 34,953 |
| Excess tax benefit from stock-based compensation | **5,990** | 14,001 | 2,682 |
| Repurchase of common stock, including fees | **(734,193)** | (301,002) | (598,244) |
| Payment of deferred purchase price for acquisition | **—** | (6,667) | (6,667) |
| Net cash used in financing activities | **(705,531)** | (250,275) | (567,276) |
| Net increase (decrease) in cash and cash equivalents | **10,703** | (34,316) | 25,589 |
| Cash and cash equivalents: | | | |
| Beginning of period | **213,381** | 247,697 | 222,108 |
| End of period | **$ 224,084** | $ 213,381 | $ 247,697 |

*See accompanying Notes to Consolidated Financial Statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

### A. Nature of Operations

Bed Bath & Beyond Inc. and subsidiaries (the "Company") is a chain of retail stores, operating under the names Bed Bath & Beyond ("BBB"), Christmas Tree Shops ("CTS"), Harmon and Harmon Face Values ("Harmon") and buybuy BABY, which was acquired on March 22, 2007. (See "Acquisition," Note 2). The Company sells a wide assortment of merchandise principally including domestics merchandise and home furnishings as well as food, giftware, health and beauty care items and infant and toddler merchandise. As the Company operates in the retail industry, its results of operations are affected by general economic conditions and consumer spending habits.

### B. Fiscal Year

The Company's fiscal year is comprised of the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 2007 and fiscal 2005 represented 52 weeks and ended on March 1, 2008 and February 25, 2006, respectively; fiscal 2006 represented 53 weeks and ended on March 3, 2007.

### C. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

All significant intercompany balances and transactions have been eliminated in consolidation.

### D. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as impairment of auction rate securities, inventory valuation, impairment of long-lived assets, goodwill and other indefinitely lived intangible assets, accruals for self insurance, litigation, store opening, expansion, relocation and closing costs, the provision for sales returns, vendor allowances, stock-based compensation and income taxes. Actual results could differ from these estimates.

### E. Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents are credit and debit card receivables from banks, which typically settle within 5 business days, of $49.3 million and $44.3 million as of March 1, 2008 and March 3, 2007, respectively.

### F. Investment Securities

Investment securities primarily consist of auction rate securities, U.S. Government Agency debt securities and municipal debt securities. Auction rate securities are securities with interest rates that reset periodically through an auction process. Auction rate securities are classified as available-for-sale and are stated at fair value, which had historically been consistent with cost or par value due to interest rates which reset periodically, typically every 7, 28 or 35 days. As a result, there generally were no cumulative gross unrealized holding gains or losses relating to these auction rate securities. However, due to current market conditions, the auction process for the Company's auction rate securities has recently failed beginning in mid-February 2008. These failed auctions result in a lack of liquidity in the securities, and affect their estimated fair values at March 1, 2008, but do not affect the underlying collateral of the securities. (See "Investment Securities," Note 6). All income from these investments is recorded as interest income.

Those investment securities which the Company has the ability and intent to hold until maturity are classified as held-to-maturity investments and are stated at amortized cost. Those investment securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are stated at fair market value.

Premiums are amortized and discounts are accreted over the life of the security as adjustments to interest income using the effective interest method. Dividend and interest income are recognized when earned.

### G. Inventory Valuation

Merchandise inventories are stated at the lower of cost or market. Inventory costs for BBB and Harmon are calculated using the weighted average retail inventory method and inventory costs for CTS and buybuy BABY are calculated using the first in first out cost method.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to the retail values of inventories. The cost associated with determining the cost to retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company's best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year, based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of the Company's physical inventory count. Historically, the Company's shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company's merchandise inventories.

### H. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets (forty years for buildings; five to twenty years for furniture, fixtures and equipment; and three to seven years for computer equipment and software). Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease. Depreciation expense is included within Selling, general and administrative expenses.

The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $72.9 million, $67.0 million and $54.2 million for fiscal 2007, 2006 and 2005, respectively.

### I. Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment annually or when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

### J. Goodwill and Other Indefinitely Lived Intangible Assets

The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. The Company has not historically recorded an impairment to its goodwill and other indefinitely lived intangible assets. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

Included within other assets in the accompanying consolidated balance sheets as of March 1, 2008 and March 3, 2007 is $198.4 million and $147.6 million, respectively, for goodwill, and $30.9 million and $19.9 million, respectively, for tradenames, which are not subject to amortization. The increase in goodwill was attributable to a $61.3 million increase as a result of the acquisition of buybuy BABY, partially offset by a $10.5 million decrease due to the favorable resolution of a tax contingency related to a prior acquisition. Tradenames increased as a result of the acquisition of buybuy BABY.

### K. Self Insurance

The Company utilizes a combination of insurance and self insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees).

Liabilities associated with the risks that the Company retains are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company's claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self insurance accruals is required, the liability will be adjusted accordingly.

### L. Deferred Rent

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the term of the lease beginning as of the date the Company obtained possession of the leased premises. Deferred rent amounted to $77.8 million and $74.9 million as of March 1, 2008 and March 3, 2007, respectively.

Cash or lease incentives ("tenant allowances") received pursuant to certain store leases are recognized on a straight-line basis as a reduction to rent over the lease term. The unamortized portion of tenant allowances is included in deferred rent and other liabilities. Tenant allowances amounted to $51.0 million and $34.5 million as of March 1, 2008 and March 3, 2007, respectively.

### M. Treasury Stock

The Company's Board of Directors has authorized repurchases of shares of its common stock for $1 billion in September 2007, for $1 billion in December 2006, for $200 million in January 2006, for $400 million in October 2005 and for $350 million in December 2004. The Company was authorized to make repurchases from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations. During fiscal 2007, the Company repurchased approximately 20.6 million shares of its common stock at a total cost of approximately $734.2 million. During fiscal 2006, the Company repurchased approximately 7.5 million shares of its common stock at a total cost of approximately $301.0 million. During fiscal 2005, the Company repurchased approximately 16.4 million shares of its common stock at a total cost of approximately $598.2 million.

### N. Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, investment securities, accounts payable and certain other liabilities. The Company's investment securities consist primarily of available-for-sale debt securities which are stated at their approximate fair value. The book value of all financial instruments is representative of their fair values with the exception of certain investment securities (See "Investment Securities," Note 6).

### O. Revenue Recognition

Sales are recognized upon purchase by customers at the Company's retail stores or upon delivery for products purchased from its websites. The value of point of sale coupons and point of sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales. Taxes, such as sales tax, use tax and value added tax, are not included in sales.

Revenues from gift cards, gift certificates and merchandise credits are recognized when redeemed. Gift cards have no provisions for reduction in the value of unused card balances over defined time periods and have no expiration dates, but are subject to state escheat regulations; as such, the Company does not record income associated with unredeemed gift cards.

Sales returns are provided for in the period that the related sales are recorded based on historical experience. Although the estimate for sales returns has not varied materially from historical provisions, actual experience could vary from historical experience in the future if the level of sales return activity changes materially. In the future, if the Company concludes that an adjustment to the sales return accrual is required due to material changes in the returns activity, the reserve will be adjusted accordingly.

### P. Cost of Sales

Cost of sales includes the cost of merchandise, buying costs and costs of the Company's distribution network including inbound freight charges, distribution facility costs, receiving costs, internal transfer costs and shipping and handling costs.

### Q. Vendor Allowances

The Company receives allowances from vendors in the normal course of business for various reasons including direct cooperative advertising, purchase volume and reimbursement for other expenses. Annual terms for each allowance include the basis for earning the allowance and payment terms which vary by agreement. All vendor allowances are recorded as a reduction of inventory cost, except for direct cooperative advertising allowances which are specific, incremental and identifiable. The Company recognizes purchase volume allowances as a reduction of the cost of inventory in the quarter in which milestones are achieved. Advertising costs were reduced by direct cooperative allowances of $11.1 million, $10.6 million and $9.4 million for fiscal 2007, 2006 and 2005, respectively.

### R. Store Opening, Expansion, Relocation and Closing Costs

Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

### S. Advertising Costs

Expenses associated with direct response advertising are expensed over the period during which the sales are expected to occur, generally four to six weeks, and all other expenses associated with store advertising are charged to earnings as incurred. Net advertising costs amounted to $239.6 million, $198.4 million and $158.2 million for fiscal 2007, 2006 and 2005, respectively.

### T. Stock-Based Compensation

The Company records stock-based compensation under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R") which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. The Company adopted SFAS No. 123R on August 28, 2005 (the "date of adoption") under the modified prospective application. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Currently, the Company's stock-based compensation relates to restricted stock awards and stock options. The Company's restricted stock awards are considered nonvested share awards as defined under SFAS No. 123R.

Prior to the third quarter of fiscal 2005, the Company applied the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") as permitted under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123" ("SFAS No. 148") and complied with the disclosure requirements of SFAS 123. During the first half of fiscal 2005, which ended on August 27, 2005, the Company recognized compensation expense for restricted stock awards over the service period, but did not recognize compensation expense for stock options, since the Company historically has treated its stock options as having been granted at fair market value on the date of grant (however, see "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006, " Note 13 for a discussion of a special committee review of equity grant matters which resulted in, among other things, the use of revised measurement dates for certain grants).

### U. Income Taxes

The Company files a consolidated Federal income tax return. Income tax returns are also filed with each taxable jurisdiction in which the Company conducts business.

The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., such earnings would be subject to U.S. income taxes in most cases.

During the first quarter of 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48"). Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

### V. Litigation

The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business which is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to its pending litigation and revises its estimates, as appropriate. The ultimate resolution of these ongoing matters as a result of future developments could have a material impact on the Company's earnings. The Company cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

### W. Earnings per Share

The Company presents earnings per share on a basic and diluted basis. Basic earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of stock-based awards as calculated under the treasury stock method.

Stock-based awards of approximately 10.9 million, 8.6 million and 4.9 million shares were excluded from the computation of diluted earnings per share as the effect would be anti-dilutive for fiscal 2007, 2006 and 2005, respectively.

### X. Segments

The Company accounts for its operations as one operating segment.

### Y. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The FASB has issued a one-year deferral of SFAS No. 157's fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Although SFAS No. 157 will require additional disclosures about fair value measurements, the Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure certain financial assets and liabilities at fair value (the "fair value option"). If the fair value option is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g. debt issue costs. The fair value election is irrevocable and may generally be made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe SFAS No. 159 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date fair value. SFAS No. 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

## 2. ACQUISITION

On March 22, 2007, the Company completed and announced the acquisition of buybuy BABY, a retailer of infant and toddler merchandise, for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million. Based in Garden City, New York, buybuy BABY operated a total of 8 stores at the time of acquisition, in Maryland, New Jersey, New York and Virginia. The stores range in size from approximately 28,000 to 60,000 square feet and offer a broad assortment of premier infant and toddler merchandise in categories including furniture, car seats, strollers, feeding, bedding, bath, health and safety essentials, toys, learning and development products, clothing and a unique selection of seasonal and holiday products. (See "Transactions and Balances with Related Parties," Note 8).

The results of buybuy BABY's operations, which are not material, have been included in the consolidated financial statements since the date of acquisition.

## 3. STAFF ACCOUNTING BULLETIN NO. 108, CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." The transition provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended. The Company adopted SAB 108 at the end of fiscal 2006. In accordance with SAB 108, the Company adjusted beginning retained earnings for fiscal 2006 in the accompanying consolidated financial statements for the items described below. The Company considers these adjustments to be immaterial to prior periods.

### Review of Equity Grants and Procedures and Related Matters in Fiscal 2006

In June 2006, the Company's Board of Directors appointed a special committee of two independent members of the Board of Directors, with authority, among other things, to conduct an investigation with respect to the setting of exercise prices for employee stock options and related matters as the special committee deemed appropriate. The special committee retained independent counsel who engaged outside accounting advisors to assist with the review. This review was completed and on October 9, 2006, the special committee presented its report to the Company's Board of Directors.

The review of stock option grants and procedures identified various deficiencies in the process of granting and documenting stock options and restricted shares described below. As a result of the deficiencies, the special committee recommended, among other things, that the Company revise the measurement dates under APB No. 25, for 16 annual option grant dates, 26 monthly grant dates and 2 special grant dates (revisions of 2 annual, 4 monthly and 1 special grant dates have no accounting impact because prices on the revised dates were lower than on the measurement dates previously recorded by the Company). As a result of these revised measurement dates and the correction of various other errors relating to the accounting for equity-based compensation, the Company determined that from fiscal year 1993 through fiscal 2005, it had certain unrecorded non-cash equity-based compensation charges associated with its equity-based compensation plans.

As a result, the Company recorded an adjustment for unrecorded expense over the affected period (fiscal year 1993 through 2005) of $61.8 million, including related tax items. In accordance with the provisions of SAB 108, the Company decreased beginning retained earnings for fiscal year 2006 by $61.8 million within the accompanying Consolidated Financial Statements.

The Company does not believe that the net effect of this adjustment was material, either quantitatively or qualitatively, in any of the years covered by the review. In reaching that determination, the following quantitative measures were considered:

*(in thousands)*

| Fiscal Year | Net Adjustment, After Tax | Net Income As Reported | Net Adjustment, After Tax as a % of Net Income As Reported |
|---|---|---|---|
| 2005 | $ 11,488 | $ 572,847 | 2.01% |
| 2004 | 12,493 | 504,964 | 2.47% |
| 2003 | 13,607 | 399,470 | 3.41% |
| 2002 | 8,600 | 302,179 | 2.85% |
| 2001 | 7,391 | 219,599 | 3.37% |
| 2000 | 5,272 | 171,922 | 3.07% |
| 1999 | 1,340 | 131,229 | 1.02% |
| 1998 | 923 | 97,346 | 0.95% |
| 1997 | 405 | 73,142 | 0.55% |
| 1996 | 163 | 55,015 | 0.30% |
| 1995 | 56 | 39,459 | 0.14% |
| 1994 | 22 | 30,013 | 0.07% |
| 1993 | 2 | 21,887 | 0.01% |
| Total | **$ 61,762** | | |

### Rent and Lease Accounting

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the term of the lease. In fiscal 2004, due to clarification by the Office of the Chief Accountant of the SEC, the Company changed its method of accounting to define the beginning of the lease term as the date the Company obtained possession of the leased premises. Prior to fiscal 2004, the Company's method of accounting defined the beginning of the lease term as the date the Company commenced lease payments. The Company recorded an adjustment to retained earnings and deferred rent and other liabilities to reflect these accounts as if the Company had always defined the beginning of the lease term as the date the Company obtained possession of the leased premises and to correspondingly increase deferred tax assets. The Company does not believe that the net effect of this adjustment which includes fiscal years 1993 through 2003 was material.

### Impact of Adjustments

The impact of each of the items noted above, net of tax, on fiscal 2006 beginning balances are presented below:

| *(in thousands)* | Review of Stock Option Grant Practices, Including Related Tax Items | Rent & Lease Accounting | Total |
|---|---|---|---|
| Other Assets | $ 11,273 | $ 4,738 | $ 16,011 |
| Income Taxes Payable | (34,747) | — | (34,747) |
| Deferred Rent and Other Liabilities | — | (15,588) | (15,588) |
| Additional Paid-in Capital | (38,288) | — | (38,288) |
| Retained Earnings | 61,762 | 10,850 | 72,612 |
| Total | $ — | $ — | $ — |

## 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| *(in thousands)* | March 1, 2008 | March 3, 2007 |
|---|---|---|
| Land and buildings | $ 195,536 | $ 112,527 |
| Furniture, fixtures and equipment | 714,974 | 598,892 |
| Leasehold improvements | 760,335 | 651,737 |
| Computer equipment and software | 329,340 | 286,943 |
| | 2,000,185 | 1,650,099 |
| Less: Accumulated depreciation and amortization | (878,279) | (720,592) |
| | $ 1,121,906 | $ 929,507 |

## 5. LINES OF CREDIT

At March 1, 2008, the Company maintained two uncommitted lines of credit of $100 million each, with expiration dates of September 3, 2008 and February 27, 2009, respectively. These uncommitted lines of credit are currently and are expected to be used for letters of credit in the ordinary course of business. In addition, under these uncommitted lines of credit, the Company can obtain unsecured standby letters of credit. During fiscal 2007, the Company did not have any direct borrowings under the uncommitted lines of credit. As of March 1, 2008, there was approximately $8.1 million of outstanding letters of credit and approximately $49.8 million of outstanding unsecured standby letters of credit, primarily for certain insurance programs. Although no assurances can be provided, the Company intends to renew both uncommitted lines of credit before the respective expiration dates.

At March 3, 2007, the Company maintained two uncommitted lines of credit of $100 million and $75 million. These uncommitted lines of credit were utilized for letters of credit in the ordinary course of business. During fiscal 2006, the Company did not have any direct borrowings under the uncommitted lines of credit. As of March 3, 2007, there was approximately $6.9 million of outstanding letters of credit and approximately $40.0 million of outstanding unsecured standby letters of credit, primarily for certain insurance programs.

## 6. INVESTMENT SECURITIES

The Company's investment securities as of March 1, 2008 and March 3, 2007 are as follows:

| *(in millions)* | **March 1, 2008** | March 3, 2007 |
|---|---|---|
| Available-for-sale securities: | | |
| Short term | **$ —** | $ 378.0 |
| Long term | **319.5** | — |
| | **319.5** | 378.0 |
| Trading Securities: | | |
| Short term | **—** | 3.4 |
| Long term | **6.4** | — |
| | **6.4** | 3.4 |
| Held-to-maturity securities | | |
| Short term | **—** | 393.5 |
| Long term | **0.1** | 102.7 |
| | **0.1** | 496.2 |
| Total investment securities | **$ 326.0** | $ 877.6 |

### Available-for-sale securities

As of March 1, 2008, the Company had approximately $326.7 million par value of auction rate securities, less a temporary valuation adjustment of approximately $7.2 million to reflect the current lack of liquidity of these investments. Since this valuation adjustment is deemed to be temporary, it was recorded in other comprehensive income, net of the related tax benefit of $2.7 million, and did not affect the Company's earnings for fiscal 2007. The Company reclassified these investments to long term investment securities at March 1, 2008 to reflect the current lack of liquidity of these investments. All of these investments carry triple-A credit ratings from one or more of the major credit rating agencies. Approximately $283.5 million of these securities at par are invested in preferred shares of closed end municipal bond funds, which are required, pursuant to the Investment Company Act of 1940, to maintain minimum asset coverage ratios of 200%. The remaining approximate $43.2 million at par are invested in securities collateralized by student loans which are currently more than 100% collateralized and with approximately 90% of such collateral in the aggregate being guaranteed by the United States government. None of the auction rate securities held by the Company are mortgage-backed debt obligations.

The Company's auction rate securities carry interest rates that reset periodically, every 7, 28 or 35 days, through an auction process. Due to current market conditions, these investments have experienced failed auctions beginning in mid-February 2008. These failed auctions result in a lack of liquidity in the securities, but do not affect the underlying collateral of the securities. Upon the auction failures of the securities held by the Company, the interest rates reset based on a predetermined maximum contractual rate, which is nominally higher than the interest rates earned prior to the auction failures. The Company continues to earn and receive interest on these securities. The Company's auction rate securities will continue to be presented for auction every 7, 28 or 35 days until the auction succeeds, the issuer calls the security, or they mature, as in the case of securities collateralized by student loans.

### Trading securities

The Company's trading securities, which are provided as investment options to the participants of the nonqualified deferred compensation plan, are stated at fair market value. (See "Employee Benefit Plans," Note 10).

### Held-to-maturity securities

As of March 3, 2007, the Company's held-to-maturity investment securities consisted of U.S. Government Agency debt securities and municipal debt securities. Actual maturities could differ from contractual maturities because borrowers have the right to call certain obligations. As of March 3, 2007, the fair value of short term and long term held-to-maturity securities was $393.0 million and $102.5 million, respectively. As of March 3, 2007, the Company had gross unrecognized holding losses of approximately $1.3 million, relating to held-to-maturity investment securities with fair values totaling $405.8 million.

## 7. PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows:

| | FISCAL YEAR ENDED | | |
|---|---|---|---|
| *(in thousands)* | **March 1, 2008** | March 3, 2007 | February 25, 2006 |
| Current: | | | |
| Federal | **$ 276,986** | $ 375,800 | $ 331,930 |
| State and local | **23,123** | 50,060 | 36,188 |
| | **300,109** | 425,860 | 368,118 |
| Deferred: | | | |
| Federal | **5,483** | (81,067) | (24,681) |
| State and local | **(3,168)** | (6,158) | (1,193) |
| | **2,315** | (87,225) | (25,874) |
| | **$ 302,424** | $ 338,635 | $ 342,244 |

At March 1, 2008 and March 3, 2007, included in other current assets and in other assets is a net current deferred income tax asset of $137.2 million and $119.4 million, respectively, and a net noncurrent deferred income tax asset of $81.4 million and $58.5 million, respectively. These amounts represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities consist of the following:

| *(in thousands)* | **March 1, 2008** | March 3, 2007 |
|---|---|---|
| Deferred Tax Assets: | | |
| Inventories | **$ 30,074** | $ 28,751 |
| Deferred rent and other rent credits | **51,507** | 42,643 |
| Insurance | **37,899** | 36,398 |
| Stock-based compensation | **55,511** | 46,696 |
| Merchandise credits and gift card liabilities | **26,350** | 42,731 |
| Accrued expenses | **49,508** | 17,824 |
| Other | **17,211** | 12,776 |
| Deferred Tax Liabilities: | | |
| Depreciation | **(22,066)** | (33,360) |
| Other | **(27,361)** | (16,566) |
| | **$ 218,633** | $ 177,893 |

The Company has not established a valuation allowance for the net deferred tax asset as it is considered more likely than not that it is realizable through a combination of future taxable income, the deductibility of future net deferred tax liabilities and tax planning strategies.

The Company adopted FIN 48 on March 4, 2007 ("FIN 48 Adoption Date"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. FIN 48 also provided guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

Upon adoption of FIN 48, the Company recognized a $13.1 million increase to retained earnings to reflect the change to its liability for gross unrecognized tax benefits as required. The Company also recorded additional gross unrecognized tax benefits, and corresponding higher deferred tax assets, of $35.6 million as a result of the adoption. At March 4, 2007 the total amount of gross unrecognized tax benefits was $163.3 million, of which $119.9 million would impact the Company's effective tax rate.

The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in the provision for income taxes. As of March 4, 2007, the liability for gross unrecognized tax benefits included approximately $27.5 million of accrued interest.

Set forth below is the tabular roll-forward of the gross unrecognized tax benefits from uncertain tax positions for the fiscal year ended March 1, 2008:

| *(in thousands)* | |
|---|---|
| Balance as of March 4, 2007 (FIN 48 Adoption Date) | $ 163,297 |
| Increase related to current year positions | 16,920 |
| Increase related to prior year positions | 36,584 |
| Decrease related to prior year positions | (81,330) |
| Settlements | (44,175) |
| Lapse of statute of limitations | (2,617) |
| Other | (5,540) |
| Balance as of March 1, 2008 | $ 83,139 |

At March 1, 2008, the Company has recorded approximately $7.7 million and $75.4 million of gross unrecognized tax benefits in current and non-current taxes payable, respectively, on the consolidated balance sheet of which approximately $76.0 million would impact the Company's effective tax rate. As of March 1, 2008, the liability for gross unrecognized tax benefits included approximately $14.3 million of accrued interest. For the year ended March 1, 2008, the Company recorded a reduction of interest for gross unrecognized tax benefits of approximately $1.9 million in the consolidated statement of earnings.

The Company anticipates that any adjustments to gross unrecognized tax benefits which will impact income tax expense, due to the settlement of audits and the expiration of statutes of limitations, will not exceed $1.0 million in the next twelve months. However, actual results could differ from those currently anticipated.

As of March 1, 2008, the Company operated in 49 states, the District of Columbia, Puerto Rico and Canada and files income tax returns in the United States and various state, local and international jurisdictions. The Company is currently under examination by the Internal Revenue Service for tax years 2001 through 2005. The Company is also open to examination for state and local jurisdictions with varying statutes of limitations, generally ranging from three to five years.

For fiscal 2007, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.57% and other income tax benefits of 2.62%. Included in other income tax benefits are the settlement of certain discrete tax items from ongoing examinations, the recognition of favorable discrete state tax items and from changing the blended state tax rate of deferred income taxes. For fiscal 2006, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 3.06% and other income tax benefits of 1.76%. For fiscal 2005, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.49% and other income tax benefits of 0.09%.

## 8. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A. In fiscal 2002, the Company had an interest in certain life insurance policies on the lives of its Co-Chairmen and their spouses. The Company's interest in these policies was equivalent to the net premiums paid by the Company. The agreements relating to the Company's interest in the life insurance policies on the lives of its Co-Chairmen and their spouses were terminated in fiscal 2003. Upon termination in fiscal 2003, the Co-Chairmen paid to the Company $5.4 million, representing the total amount of premiums paid by the Company under the agreements and the Company was released from its contractual obligation to make substantial future premium payments. In order to confer a benefit to its Co-Chairmen in substitution for the aforementioned terminated agreements, the Company has agreed to pay to the Co-Chairmen, at a future date, an aggregate amount of $4.2 million, which is included in accrued expenses and other current liabilities as of March 1, 2008 and March 3, 2007.

B. In fiscal 2007, 2006 and 2005, the Company leased office and retail space from entities controlled by management of CTS. In fiscal 2007, the Company leased retail space from entities controlled by management of buybuy BABY. The Company paid such entities occupancy costs of approximately $7.1 million, $6.3 million and $6.5 million in fiscal 2007, 2006 and 2005, respectively.

C. On March 22, 2007, the Company acquired buybuy BABY, a retailer of infant and toddler merchandise, for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million. buybuy BABY was founded in 1996 by Richard and Jeffrey Feinstein, both of whom were previously employed by the Company, and are the sons of Leonard Feinstein, one of the Company's Co-Chairmen. The aforementioned repayment of approximately $19 million of debt resulted in the retirement of all indebtedness of buybuy BABY, which debt was held by Richard and Jeffrey Feinstein (approximately $16 million) and Leonard Feinstein (approximately $3 million). The Company's Co-Chairmen, Leonard Feinstein and Warren Eisenberg, recused themselves from deliberations relating to the transaction.

## 9. LEASES

The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2041. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in fiscal 2007, 2006 and 2005), scheduled rent increases and renewal options. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

As of March 1, 2008, future minimum lease payments under non-cancelable operating leases are as follows:

| Fiscal Year | Amount *(in thousands)* |
|---|---|
| 2008 | $ 404,197 |
| 2009 | 401,271 |
| 2010 | 374,914 |
| 2011 | 340,924 |
| 2012 | 301,134 |
| Thereafter | 1,372,926 |
| Total future minimum lease payments | $ 3,195,366 |

Expenses for all operating leases were $380.5 million, $355.7 million and $322.0 million for fiscal 2007, 2006 and 2005, respectively.

## 10. EMPLOYEE BENEFIT PLANS

### Defined Contribution Plans

The Company has two defined contribution savings plans covering all eligible employees of the Company ("the Plans"). During fiscal 2006, a 401(k) savings plan, which was frozen effective December 31, 2003, was merged into one of the Plans. Participants of the Plans may defer annual pre-tax compensation subject to statutory and Plan limitations. Effective January 1, 2006, a certain percentage of an employee's contributions, will be matched by the Company, subject to certain statutory and Plan limitations. This match will vest over a specified period of time. The Company's match was approximately $5.9 million, $4.8 million and $0.5 million for fiscal 2007, 2006 and 2005, respectively, which was expensed as incurred.

### Nonqualified Deferred Compensation Plan

Effective January 1, 2006, the Company adopted a nonqualified deferred compensation plan for the benefit of employees defined by the Internal Revenue Service as highly compensated. A certain percentage of an employee's contributions may be matched by the Company, subject to certain Plan limitations. This match will vest over a specified period of time. The Company's match was approximately $0.7 million, $0.4 million and $0.1 million for fiscal 2007, 2006 and 2005, respectively, which was expensed as incurred.

### Defined Benefit Plan

The Company has a non-contributory defined benefit pension plan for the CTS employees, hired on or before July 31, 2003, who meet specified age and length-of-service requirements. The benefits are based on years of service and the employee's compensation near retirement. The Company utilizes a December 31 measurement date for this plan. In fiscal 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)," on a prospective basis. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. For the years ended March 1, 2008 and March 3, 2007, the net periodic pension cost was not material to the Company's results of operations. The Company has a $0.7 million and $1.1 million liability, which is included in deferred rent and other liabilities as of March 1, 2008 and March 3, 2007, respectively. In addition, as of March 1, 2008 and March 3, 2007, the Company recognized $3.6 million, net of the related tax benefit of $2.2 million, and $4.4 million, net of the related tax benefit of $2.6 million, respectively, within accumulated other comprehensive (loss) income.

## 11. COMMITMENTS AND CONTINGENCIES

The Company maintains employment agreements with its Co-Chairmen, which extend through June 2010. The agreements provide for a base salary (which may be increased by the Board of Directors), termination payments, post-retirement benefits and other terms and conditions of employment. In addition, the Company maintains employment agreements with other executives which provide for severance pay and, in some instances, certain other supplemental retirement benefits.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

## 12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $359.9 million, $388.4 million and $338.7 million in fiscal 2007, 2006 and 2005, respectively.

The Company recorded an accrual for capital expenditures of $36.6 million, $53.9 million and $49.6 million as of March 1, 2008, March 3, 2007 and February 25, 2006, respectively.

## 13. STOCK-BASED COMPENSATION

The Company records stock-based compensation under the provisions of SFAS No. 123R which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. The Company adopted SFAS No. 123R on August 28, 2005 (the "date of adoption") under the modified prospective application. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Currently, the Company's stock-based compensation relates to restricted stock awards and stock options. The Company's restricted stock awards are considered nonvested share awards as defined under SFAS No. 123R.

Prior to the third quarter of fiscal 2005, the Company applied the provisions of APB No. 25 as permitted under SFAS No. 148. During the first half of fiscal 2005, which ended on August 27, 2005, the Company recognized compensation expense for restricted stock awards over the service period, but did not recognize compensation expense for stock options, since the Company historically has treated its stock options as having been granted at fair market value on the date of grant (however, see "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" for a discussion of a special committee review of equity grant matters which resulted in, among other things, the use of revised measurement dates for certain grants).

The following table details the effect on net earnings and earnings per share "as reported" and as if compensation expense had been recorded through the end of the second quarter of fiscal 2005 based on the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation" ("pro forma"). The reported and pro forma net earnings and earnings per share for the years ended March 1, 2008 and March 3, 2007 are the same since stock-based compensation expense is calculated under the provisions of SFAS No. 123R for those periods.

| *(in thousands, except per share data)* | February 25, 2006 |
|---|---|
| NET EARNINGS: | |
| As reported | $ 572,847 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects | (31,415) |
| Add: Total stock-based employee compensation expense included in net earnings, net of related tax effects | 16,008 |
| Pro forma | $ 557,440 |
| NET EARNINGS PER SHARE: | |
| Basic: | |
| As reported | $ 1.95 |
| Pro forma | $ 1.90 |
| Diluted: | |
| As reported | $ 1.92 |
| Pro forma | $ 1.87 |

Stock-based compensation expense for the fiscal year ended March 1, 2008 and March 3, 2007 was approximately $43.8 million ($28.4 million after tax or $0.11 per diluted share) and approximately $82.6 million ($52.6 million after tax or $0.18 per diluted share), respectively. Stock-based compensation expense for the fiscal year ended March 3, 2007, included expenses related to the cash payment of $30.0 million to remediate potential adverse tax consequences for Internal Revenue Code Section 409A and approximately $8.2 million related to the revised measurement dates (See "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" below). In addition, the amount of stock-based compensation cost capitalized for the year ended March 1, 2008 and March 3, 2007 was approximately $1.2 million and $1.7 million, respectively.

### Incentive Compensation Plans

The Company currently grants awards under the Bed Bath & Beyond 2004 Incentive Compensation Plan (the "2004 Plan"). The 2004 Plan is a flexible compensation plan that enables the Company to offer incentive compensation through stock options, restricted stock awards, stock appreciation rights and performance awards, including cash awards. As a result, during fiscal 2007, 2006 and 2005, awards consisting of a combination of stock options and performance-based restricted stock were granted to executive officers and other executives and awards consisting of restricted stock were granted to the Company's other employees who traditionally have received stock options. Awards of stock options and restricted stock generally vest in five equal annual installments beginning one to three years from the date of grant.

Prior to fiscal 2004, the Company had adopted various stock option plans (the "Prior Plans"), all of which solely provided for the granting of stock options. Upon adoption of the 2004 Plan, the common stock available under the Prior Plans became available for issuance under the 2004 Plan. No further option grants may be made under the Prior Plans, although outstanding awards under the Prior Plans will continue to be in effect.

Under the 2004 Plan and the Prior Plans, an aggregate of 83.4 million shares of common stock were authorized for issuance. The Company generally issues new shares for stock option exercises and restricted stock awards. Under the 2004 Plan, grants are determined by the Compensation Committee for those awards granted to executive officers and by an appropriate committee for all other awards granted.

As of March 1, 2008, unrecognized compensation expense related to the unvested portion of the Company's stock options and restricted stock awards, based on the Company's historical treatment of options and awards as having been granted at fair market value, was $48.4 million and $78.8 million, respectively, which is expected to be recognized over a weighted average period of 2.5 years and 4.8 years, respectively (however, see "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" for a discussion of a special committee review of equity grant matters which resulted in, among other things, the use of revised measurement dates for certain grants).

### Stock Options

The Company historically has treated its stock options as having been granted at fair market value on the date of grant (however, see "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" for a discussion of a special committee review of equity grant matters which resulted in, among other things, the use of revised measurement dates for certain grants). The option grants generally become exercisable in five equal annual installments beginning one to three years from the date of grant. Option grants for stock options issued prior to May 10, 2004 expire ten years after the date of grant. Option grants for stock options issued since May 10, 2004 expire eight years after the date of grant. All option grants are non-qualified.

The fair value of the stock options granted was estimated on the date of the grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table.

| | FISCAL YEAR ENDED | | |
|---|---|---|---|
| **Black-Scholes Valuation Assumptions** [1] | **March 1, 2008** | March 3, 2007 | February 25, 2006 |
| Weighted Average Expected Life (in years) [2] | **6.4** | 6.3 | 6.1 |
| Weighted Average Expected Volatility [3] | **25.00%** | 25.00% | 25.00% |
| Weighted Average Risk Free Interest Rates [4] | **4.58%** | 4.95% | 4.02% |
| Expected Dividend Yield | **—** | — | — |

*[1] Beginning on the date of adoption, forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred.*

*[2] The expected life of stock options is estimated based on historical experience.*

*[3] The expected volatility is based solely on the implied volatility of the Company's call options. The Company's call options used to determine implied volatility are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date.*

*[4] Based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.*

Changes in the Company's stock options for the fiscal year ended March 1, 2008 were as follows:

| *(Shares in thousands)* | Number of Stock Options | Weighted Average Exercise Price |
|---|---|---|
| Options outstanding, beginning of year | 19,836 | $ 29.99 |
| Granted | 550 | 41.12 |
| Exercised | (1,463) | 15.39 |
| Forfeited or expired | (541) | 37.02 |
| Options outstanding, end of year | 18,382 | $ 31.29 |
| Options exercisable, end of year | 12,189 | $ 28.30 |

The weighted average fair value for the stock options granted in fiscal 2007, 2006 and 2005 was $15.07, $14.24 and $12.71, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of March 1, 2008 was 4.0 years and $60.7 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of March 1, 2008 was 3.5 years and $60.2 million, respectively. The total intrinsic values for stock options exercised during fiscal 2007, 2006 and 2005 were $28.2 million, $58.8 million and $60.7 million, respectively.

Net cash proceeds from the exercise of stock options for fiscal 2007 were $22.7 million and the associated income tax benefits were $8.7 million.

## Restricted Stock

The Company historically has treated its restricted stock awards as having been issued and measured at fair market value on the date of grant (however, see "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" for a discussion of a special committee review of equity grant matters which resulted in, among other things, the use of revised measurement dates for certain grants). The restricted stock awards generally become exercisable in five equal annual installments beginning one to three years from the date of grant.

Vesting of restricted stock awarded to certain of the Company's executives is dependent on the Company's achievement of a performance-based test for the fiscal year of grant, and assuming achievement of the performance-based test, time vesting, subject, in general, to the executive remaining in the Company's employ on specified vesting dates. The Company recognizes compensation expense related to these awards based on the assumption that the performance-based test will be achieved. Vesting of restricted stock awarded to the Company's other employees is based solely on time vesting.

Changes in the Company's restricted stock for the fiscal year ended March 1, 2008 were as follows:

| *(Shares in thousands)* | Number of Restricted Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Unvested restricted stock, beginning of year | 1,931 | $ 37.25 |
| Granted | 1,174 | 39.32 |
| Vested | (181) | 37.85 |
| Forfeited | (158) | 37.93 |
| Unvested restricted stock, end of year | 2,766 | $ 38.05 |

### *Review of Equity Grants and Procedures and Related Matters in Fiscal 2006*

In June 2006, the Company's Board of Directors appointed a special committee of two independent members of the Board of Directors, with authority, among other things, to conduct an investigation with respect to the setting of exercise prices for employee stock options and related matters as the special committee deemed appropriate. The special committee retained independent legal counsel who engaged outside accounting advisors to assist with the review. This review was completed and on October 9, 2006, the special committee presented its report to the Company's Board of Directors.

The review identified various deficiencies in the process of granting and documenting stock options and restricted shares. As a result of these deficiencies, the special committee recommended, among other things, revised measurement dates for certain stock option grants. The exercise price for most of these stock option grants was less than the fair market value of the Company's common stock on the revised measurement date.

As a result of these revised measurement dates, and the correction of various other errors, the Company determined that it had certain unrecorded non-cash equity-based compensation charges related to fiscal years prior to 2006. (See "Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," Note 3).

The Company's Board of Directors also approved a remediation program intended to protect over 1,600 employees from certain potential adverse tax consequences. These adverse tax consequences arise pursuant to Internal Revenue Code Section 409A as a result of historical deficiencies associated with certain of the Company's stock option grants that were disclosed through the Company's stock option review. As a result of this program, the Company made cash payments totaling approximately $30.0 million to over 1,600 employees in the fourth quarter of fiscal 2006, which resulted in a non-recurring, pre-tax stock-based compensation charge. The cash outlay primarily represents payments to employees in connection with increasing the exercise prices on certain stock option grants so as to protect them from certain potential adverse tax consequences. No executive officer received such payments. The Company believes it is likely the Company will recoup a substantial portion of the anticipated cash outlay over the next several years through higher proceeds from future stock option exercises, although this recovery would not flow through the income statement.

The Company continues to cooperate with the informal inquiry of the SEC regarding the Company's stock option grant practices.

The United States Attorney's Office for the District of New Jersey has concluded its inquiry with respect to matters arising out of and related to the Company's historical stock option grants and procedures and related matters and has indicated it will take no further action related to this matter.

## 14. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

| *(in thousands, except per share data)* | FISCAL 2007 QUARTER ENDED | | | |
|---|---|---|---|---|
| | June 2, 2007 | September 1, 2007 | December 1, 2007 | March 1, 2008 |
| Net sales | $ 1,553,293 | $ 1,767,716 | $ 1,794,747 | $ 1,933,186 |
| Gross profit | 646,109 | 732,158 | 747,866 | 799,098 |
| Operating profit | 154,391 | 221,037 | 203,152 | 259,442 |
| Earnings before provision for income taxes | 164,281 | 227,754 | 208,120 | 265,077 |
| Provision for income taxes | 59,634 | 80,746 | 69,888 | 92,156 |
| Net earnings | $ 104,647 | $ 147,008 | $ 138,232 | $ 172,921 |
| EPS-Basic [1] | $ 0.38 | $ 0.55 | $ 0.53 | $ 0.67 |
| EPS-Diluted [1] | $ 0.38 | $ 0.55 | $ 0.52 | $ 0.66 |

| *(in thousands, except per share data)* | FISCAL 2006 QUARTER ENDED | | | |
|---|---|---|---|---|
| | May 27, 2006 | August 26, 2006 | November 25, 2006 | March 3, 2007 |
| Net sales | $ 1,395,963 | $ 1,607,239 | $ 1,619,240 | $ 1,994,987 |
| Gross profit | 590,098 | 678,249 | 704,073 | 862,982 |
| Operating profit | 148,750 | 219,622 | 211,134 | 309,895 |
| Earnings before provision for income taxes | 158,409 | 229,550 | 221,777 | 323,143 |
| Provision for income taxes | 57,978 | 84,015 | 79,341 | 117,301 |
| Net earnings | $ 100,431 | $ 145,535 | $ 142,436 | $ 205,842 |
| EPS-Basic [1] | $ 0.36 | $ 0.52 | $ 0.51 | $ 0.74 |
| EPS-Diluted [1] | $ 0.35 | $ 0.51 | $ 0.50 | $ 0.72 |

[1] *Net earnings per share ("EPS") amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Bed Bath & Beyond Inc.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries (the Company) as of March 1, 2008 and March 3, 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended March 1, 2008. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of March 1, 2008 and March 3, 2007, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended March 1, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in the Notes to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109", effective March 4, 2007. Further, as discussed in the Notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R)," as well as changed their method for quantifying errors based on SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 1, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Short Hills, New Jersey
April 29, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Bed Bath & Beyond Inc.:

We have audited Bed Bath & Beyond Inc. and subsidiaries (the Company) internal control over financial reporting as of March 1, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting, appearing in Item 9A, Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 1, 2008, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 1, 2008 and March 3, 2007, and the related consolidated statements of earnings, shareholders' equity and cash flows and the related financial statement schedule for each of the fiscal years in the three-year period ended March 1, 2008, and our report dated April 29, 2008 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule.

KPMG LLP

Short Hills, New Jersey
April 29, 2008

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of March 1, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of March 1, 2008, our internal control over financial reporting is effective based on these criteria.

April 30, 2008

**BED BATH & BEYOND INC.**
**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**
**JULY 3, 2008**

| | |
|---|---|
| **TIME** | 9:00 A.M. on Thursday, July 3, 2008 |
| **PLACE** | Madison Hotel<br>One Convent Road<br>Morristown, New Jersey 07960 |
| **ITEMS OF BUSINESS** | (1) To elect eight directors until the Annual Meeting in 2009 and until their respective successors have been elected and qualified (Proposal 1).<br>(2) To ratify the appointment of KPMG LLP as independent auditors for the 2008 fiscal year (Proposal 2).<br>(3) To transact such other business as may properly be brought before the Annual Meeting or any adjournment or adjournments. |
| **RECORD DATE** | You can vote if you were a shareholder of record on May 9, 2008. |
| **PROXY VOTING** | It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote online, via telephone or to fill out the enclosed proxy card and return it to us in the envelope provided. No postage is required. |

**Important Notice Regarding the Availability of Proxy Material for the Annual Meeting of Shareholders to be held on July 3, 2008:** this Notice of Annual Meeting, proxy statement and the Company's 2007 Annual Report to Shareholders are available at:
www.bedbathandbeyond.com/annualmeeting2008.asp

June 4, 2008

Warren Eisenberg
Co-Chairman

Leonard Feinstein
Co-Chairman

**Bed Bath & Beyond Inc.**
**650 Liberty Avenue**
**Union, New Jersey 07083**

## PROXY STATEMENT

These proxy materials are delivered in connection with the solicitation by the Board of Directors of Bed Bath & Beyond Inc. (the "Company", "we", or "us"), a New York corporation, of proxies to be voted at our 2008 Annual Meeting of Shareholders and at any adjournment or adjournments.

## QUESTIONS ABOUT THE MEETING AND THESE PROXY MATERIALS

This Proxy Statement, the proxy card and our 2007 Annual Report are being mailed starting June 4, 2008. The information regarding stock ownership and other matters in this proxy statement is as of the record date, May 9, 2008, unless otherwise indicated.

**What may I vote on?**

You may vote on the following proposals:

- election of eight directors to hold office until the Annual Meeting in 2009 (Proposal 1); and
- ratification of the appointment of KPMG LLP as independent auditors for fiscal 2008 (Proposal 2).

**THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF THE EIGHT DIRECTORS AND FOR THE RATIFICATION OF THE APPOINTMENT OF AUDITORS.**

**Who may vote?**

Shareholders of record of the Company's common stock at the close of business on May 9, 2008 are entitled to receive this notice and to vote their shares at the Annual Meeting. As of that date, there were 259,593,922 shares of common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

**How do I vote?**

The Company encourages you to use the electronic means available to you to vote your shares. How you vote will depend on how you hold your shares of Bed Bath & Beyond stock.

**Shareholder of Record**

If your shares are registered directly in your name with Bed Bath & Beyond's transfer agent, American Stock Transfer & Trust Company, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. If you hold restricted stock under the Company's 2004 Incentive Compensation Plan, you are also considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote by proxy. There are three ways you can do so:

- **Vote by internet - www.proxyvote.com**
  Use the internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the website.
- **Vote by phone - 1-800-690-6903**
  Use any touch-tone telephone to transmit your voting instructions. Have your proxy card in hand when you call.
- **Vote by mail**
  Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided, or return it to Bed Bath & Beyond Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Voting by any of these methods will not affect your right to attend the Annual Meeting and vote in person. However, for those who will not be voting at the Annual Meeting, your final voting instructions must be received by no later than 11:59 p.m. on July 2, 2008.

**Beneficial Owner**

Most shareholders of Bed Bath & Beyond hold their shares through a stockbroker, bank or other nominee, rather than directly in their own name. If you hold your shares in one of these ways, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker on how to vote. Your broker or nominee has enclosed a voting instruction form for you to use in directing the broker or nominee on how to vote your shares.

**Can I change my vote?**

Yes. If you are the shareholder of record, you may revoke your proxy before it is exercised by doing any of the following:

- sending a letter to the Company stating that your proxy is revoked;
- signing a new proxy and sending it to the Company; or
- attending the Annual Meeting and voting by ballot.

Beneficial owners should contact their broker or nominee for instructions on changing their vote.

**How many votes must be present to hold the Annual Meeting?**

A "quorum" is necessary to hold the Annual Meeting. A quorum is a majority of the votes entitled to be cast by the shareholders entitled to vote at the Annual Meeting. They may be present at the Annual Meeting or represented by proxy. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum, but are not counted for purposes of determining any of the proposals to be voted on.

**How many votes are needed to approve the proposals?**

A plurality of the votes cast is required for the election of directors. This means that the eight nominees with the most votes for election will be elected.

A "FOR" vote by a majority of the votes cast is required to approve the other proposal to be acted on at the Annual Meeting.

**What is an abstention?**

An abstention is a properly signed proxy card which is marked "abstain."

**What is a broker "non-vote"?**

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under applicable rules, Proposals 1 and 2 are "discretionary" items upon which New York Stock Exchange member brokerage firms that hold shares as a nominee may vote on behalf of the beneficial owners if such beneficial owners have not furnished voting instructions by the tenth day before the Annual Meeting.

**Will any other matters be acted on at the Annual Meeting?**

If any other matters are properly presented at the Annual Meeting or any adjournment, the persons named in the proxy will have discretion to vote on those matters. As of February 11, 2008, which is the date by which shareholder proposals must have been received by the Company to be presented at the Annual Meeting, and as of the date of this proxy statement, we did not know of any other matters to be presented at the Annual Meeting.

### Who pays for this proxy solicitation?

The Company will pay the expenses of soliciting proxies. In addition to solicitation by mail, proxies may be solicited in person or by telephone or other means by directors or employees of the Company. The Company has engaged D.F. King & Co., Inc., for a fee to be determined, to assist in the solicitation of proxies. The Company will reimburse brokerage firms and other nominees, custodians and fiduciaries for costs incurred by them in mailing proxy materials to the beneficial owners of shares held of record by such persons.

### Whom should I call with other questions?

If you have additional questions about this proxy statement or the Annual Meeting or would like additional copies of this document or our 2007 Annual Report on Form 10-K, please contact: Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, NJ 07083, Attention: Investor Relations Dept., Telephone: (908) 688-0888.

## ELECTION OF DIRECTORS (PROPOSAL 1)

### How is the Board of Directors structured and who has been nominated?

The Board of Directors was previously divided into three classes, each with a staggered three year term of office and the classes as nearly equal in number of directors as possible. At our 2006 Annual Meeting of Shareholders, our shareholders approved an amendment to our Restated Certificate of Incorporation to eliminate the classification of the Board of Directors and to provide for the annual election by the shareholders of each member of the Board. Accordingly, starting with the 2007 Annual Meeting, directors are elected to one year terms, although the terms of the directors elected at the Company's 2006 Annual Meeting will expire at the 2009 Annual Meeting.

The current number of directors is eleven, with eight directors being elected at the 2008 Annual Meeting.

The Board of Directors, upon recommendation of its Nominating Committee, has nominated, for a one year term expiring at the 2009 Annual Meeting, Warren Eisenberg, Leonard Feinstein, Dean S. Adler, Stanley F. Barshay, Patrick R. Gaston, Jordan Heller, Robert S. Kaplan and Victoria A. Morrison, whose terms of office as directors expire at this Annual Meeting.

The principal occupation and certain other information concerning the nominees are provided below:

Warren Eisenberg, 77, is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Eisenberg served as Chairman from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to April 2003.

Leonard Feinstein, 71, is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Feinstein served as President from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to April 2003.

Dean S. Adler, 51, is a Co-Founder and Chief Executive Officer of Lubert-Adler Partners, L.P., a private real estate investment firm. He has served as a Principal of Lubert-Adler Partners, L.P. for more than five years. He has been a director of the Company since 2001. Mr. Adler is also a director of Developers Diversified Realty Corp.

Stanley F. Barshay, 68, has served as Chairman of Schering-Plough Consumer HealthCare Products since 2003. Prior to 1997, Mr. Barshay served in a variety of senior executive positions at American Home Products (now Wyeth). Between 1997 and 2003, Mr. Barshay served as a consultant for several companies. He has been a director of the Company since 2003.

Patrick R. Gaston, 50, has been the President of Verizon Foundation since 2003. Prior to assuming this position, Mr. Gaston held a variety of management positions at Verizon Communications Inc. and its predecessors since 1984, including positions in operations, marketing, human resources, strategic planning and government relations. He has been a director of the Company since May 2007.

Jordan Heller, 47, has been President of Heller Wealth Advisors LLC, a provider of financial advisory services, since March 2008. Prior to Heller Wealth Advisors LLC, Mr. Heller was a Partner with The Schonbraun McCann Group LLP from 2005 to 2008. Prior to joining The Schonbraun McCann Group, Mr. Heller was a Managing Director at American Economic Planning Group. He has been a director of the Company since 2003.

Robert S. Kaplan, 50, is a Senior Lecturer at Harvard Business School and a Senior Director of The Goldman Sachs Group, Inc. Mr. Kaplan has been a Senior or Managing Director of The Goldman Sachs Group, Inc. for more than five years, having also served that firm as Vice Chairman from 2002 until January 2006. He has been a director of the Company since 1994.

Victoria A. Morrison, 55, is the Executive Vice President & General Counsel of Edison Properties, LLC. Before March 1, 2007, she was a practicing attorney and a partner in the law firm of Riker, Danzig, Scherer, Hyland & Perretti LLP for more than five years. She has been a director of the Company since 2001.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THESE NOMINEES AS DIRECTORS.**

## OTHER BOARD OF DIRECTORS INFORMATION

The principal occupation and certain other information about the directors whose terms of office continue after the Annual Meeting is provided below.

### Directors Whose Terms Expire in 2009

Steven H. Temares, 49, currently serves as Chief Executive Officer of the Company. Mr. Temares was President and Chief Executive Officer from 2003 to January 2006. Mr. Temares was President and Chief Operating Officer from 1999 to 2003. Mr. Temares joined the Company in 1992 and has served as a director since January 1999.

Klaus Eppler, 78, is a practicing attorney and has been a pensioned partner in the law firm of Proskauer Rose LLP, counsel to the Company, since 2001. Mr. Eppler was an equity partner of Proskauer Rose LLP from 1965 to 2001. He has been a director of the Company since 1992. Mr. Eppler serves as outside Lead Director. Mr. Eppler is also a director of The Dress Barn, Inc.

Fran Stoller, 49, is a practicing attorney and has been a partner in the law firm of Loeb & Loeb LLP for more than five years. She has been a director of the Company since 2003.

### How many times did the Board of Directors meet last year?

The Board of Directors held eight meetings during fiscal 2007.

### Director Attendance

Each director of the Company attended at least 75% of the total number of meetings of the Board of Directors and committees on which he or she served, except Dean Adler, who attended 75% of the meetings of the Board of Directors and 19 of the 27 meetings, or 70%, of the Board of Directors and committees on which he served. The Company encourages, but does not require, the directors to attend the Company's Annual Meeting of Shareholders. All of the Company's directors attended the 2007 Annual Meeting of Shareholders.

### How are directors compensated?

The following table provides compensation information for each member of our Board of Directors during fiscal 2007, other than Warren Eisenberg, Leonard Feinstein and Steven H. Temares, each of whom is a named executive officer of the Company and none of whom received any additional compensation for his service as a director of the Company.

Annual director fees for fiscal 2007 were $40,000 and paid at a rate of $10,000 each fiscal quarter. In addition, directors serving on standing committees of the Board of Directors were paid, on a quarterly basis, as follows: each member of the Audit Committee received an additional $10,000 per year; each member of the Compensation Committee received an additional $7,500 per year; and each member of the Nominating and Corporate Governance Committee, other than the Lead Director, received an additional $5,000 per year. As Lead Director, Mr. Eppler received an additional $15,000 annually in director fees. Directors have the right to elect to receive all or fifty percent of their fees in stock or cash. In addition to the fees above, each director received an automatic grant of restricted stock under the Company's 2004 Incentive Compensation Plan with a fair market value on the date of the Company's Annual Meeting of Shareholders during such fiscal year (the average of the high and low trading prices on such date) equal to $40,000, such restricted stock to vest on the last day of the fiscal year of grant provided that the director remains in office until such date. The following table provides director compensation information for fiscal year 2007.

### Director and Committee Fees for Fiscal Year 2007

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Total ($) |
|---|---|---|---|
| Klaus Eppler | 55,000 | 40,000 | 95,000 |
| Dean S. Adler | 57,500 (1) (2) | 40,000 | 97,500 |
| Stanley F. Barshay | 50,000 (3) | 40,000 | 90,000 |
| Patrick R. Gaston | 40,000 (3) | 40,000 | 80,000 |
| Jordan Heller | 50,000 (3) | 40,000 | 90,000 |
| Robert S. Kaplan | 40,000 (1) | 40,000 | 80,000 |
| Victoria A. Morrison | 52,500 | 40,000 | 92,500 |
| Fran Stoller | 52,500 | 40,000 | 92,500 |

(1) All of these director fees were paid in shares of Common Stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) as described in footnote (3).

(2) $10,000 of the director fees paid to Mr. Adler in fiscal 2007 were in respect of his services as a member of the Audit Committee. In April 2008, Mr. Gaston replaced Mr. Adler on the Audit Committee.

(3) Fifty percent of these director fees were paid in shares of Common Stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) based on the fair market value per share on the second business day following the announcement of the Company's financial results for its fiscal third quarter, which was $26.26 per share, the average of the high and low trading prices on January 7, 2008.

### Director and Committee Fees for Fiscal Year 2008

In light of the increasing time commitment and demands required of the Company's directors and upon the recommendation of the executive officer directors, the Company's Board of Directors has determined to increase director compensation for fiscal 2008. Annual director compensation for all directors, other than Messrs. Eisenberg, Feinstein and Temares, was increased to a fee of $50,000, payable at the rate of $12,500 per quarter, and an automatic grant of $50,000 of restricted stock under the Company's 2004 Incentive Compensation Plan at the fair market value on the date of the Annual Meeting of Shareholders (the average of the high and low trading prices on such date), such restricted stock to vest on the last day of the fiscal year of grant provided that the director remains in office until such date. The additional fees payable to directors serving on standing committees of the Board of Directors and to the Lead Director remain unchanged. Each director will continue to have the right to elect to receive all or fifty percent of his or her fees (other than the grant of restricted stock) in cash or stock pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock.

**Director Independence**

The Board of Directors, upon the advice of the Nominating and Corporate Governance Committee, has determined that each of Mses. Morrison and Stoller and Messrs. Adler, Barshay, Eppler, Gaston, Heller and Kaplan are "independent directors" under the independence standards set forth in The NASDAQ Stock Market's Marketplace Rule 4200(a)(15). This determination was based on the fact that each of these directors is not an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. This independence assessment is analyzed annually in both fact and appearance to promote arms-length oversight.

In making its independence determinations, the Board of Directors considered transactions occurring since the beginning of fiscal 2005 between the Company and entities associated with the independent directors or members of their immediate family. In each case, the Board of Directors determined that, because of the nature of the director's relationship with the entity and/or the amount involved, the relationship did not impair the director's independence. The Board of Director's independence determinations included reviewing the following relationships:

- Mr. Adler is a principal or executive officer of several private equity funds, each with broad commercial real estate holdings. During the Company's 2005 and 2006 fiscal years, some of such funds had among their investments interests in entities which held real estate, portions of which were leased to the Company or its subsidiaries for the operation of stores, and the Company currently plans to enter into leases for two stores with one of such entities. The Company also leases certain store locations from Developers Diversified Realty Corp (or its affiliates), on whose Board of Directors Mr. Adler serves.
- Mr. Barshay is an executive officer of Schering-Plough Consumer HealthCare Products, which manufactures a wide variety of consumer goods (available for sale at many retail outlets), some of which are purchased by the Company for resale in the ordinary course of business.
- Mr. Eppler is a (non-equity) pensioned partner of Proskauer Rose LLP, which has received fees for legal services from the Company during the past three fiscal years and which is continuing to provide legal services to the Company during fiscal 2008.
- Mr. Gaston is the President of Verizon Foundation, the philanthropic entity of Verizon Communications Inc. The Company purchases a portion of its telecommunications services from Verizon Communications Inc. on terms and pricing generally available to Verizon customers.
- Mr. Kaplan is a Senior Director of The Goldman Sachs Group, Inc., which receives commissions in connection with the Company's stock repurchase program.
- Ms. Morrison was a partner of Riker, Danzig, Scherer, Hyland & Perretti LLP during fiscal 2006 and 2005. This firm has received fees for legal services from the Company during the past three fiscal years.

No such director was a partner or owned more than a 10% equity interest in, or was an executive officer of, any of the business or professional entities described above during such entity's last fiscal year in a case where the Company made payments to such entity that exceeded 1% of such entity's consolidated gross revenues during such fiscal year.

**Information about Committees of the Board; Compensation Committee Interlocks and Insider Participation**

All members of the Audit, Compensation, and Nominating and Corporate Governance Committees are considered independent pursuant to applicable SEC and NASDAQ rules. None of the members of the Compensation Committee was (i) during the past fiscal year, an officer or employee of the Company or any of its subsidiaries, or (ii) formerly an officer of the Company or any of its subsidiaries. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

**Board Committees**

Our Board of Directors has standing Audit, Compensation, and Nominating and Corporate Governance Committees. Information about each of these Committees follows.

### Audit Committee

The function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by (i) overseeing the Company's accounting and financial reporting processes and the audits of the Company's financial statements; and (ii) reviewing the financial reports and other financial information provided by the Company to the public. In addition, the functions of this Committee have included, among other things, recommending to the Board the engagement or discharge of independent auditors, discussing with the auditors their review of the Company's quarterly results and the results of their annual audit and reviewing the Company's internal accounting controls.

The Audit Committee held six meetings during fiscal 2007. The current members of the Committee are Messrs. Barshay, Gaston and Heller. The Board of Directors has determined that Mr. Heller is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and all of the members of the Committee meet the applicable independence standards for audit committee members in The NASDAQ Stock Market's Marketplace Rule 4350(d)(2)(A).

### Compensation Committee

The function of the Compensation Committee is to assist the Board of Directors by (i) considering and determining all matters relating to the compensation of the Company's Co-Chairmen, Chief Executive Officer and other executive officers; (ii) administering and functioning as the Committee that is authorized to make grants and awards under the Company's incentive compensation plan to executive officers and such other officers and employees as the Committee may determine; and (iii) reviewing and reporting to the Board on such other matters as may be appropriately delegated by the Board for the Committee's consideration.

The Compensation Committee held thirteen meetings and acted by unanimous written consent on one occasion during fiscal 2007. The current members of the Committee are Mr. Adler and Mses. Morrison and Stoller. In addition to meeting the NASDAQ independence requirements, these members are "non-employee directors" for applicable SEC rules and are "outside directors" for purposes of applicable tax law.

### Nominating and Corporate Governance Committee

The function of the Nominating and Corporate Governance Committee is to assist the Board of Directors by (i) reviewing and recommending changes in certain policies regarding the nomination of directors to the Board for its approval; (ii) identifying individuals qualified to become directors; (iii) evaluating and recommending for the Board's selection nominees to fill positions on the Board; and (iv) recommending changes in the Company's corporate governance policies to the Board for its approval. The Committee's policy is to identify potential nominees based on properly submitted suggestions from any source and has established procedures to do so. In addition, the Board may determine that it requires a director with a particular expertise or qualification and will actively recruit such a candidate. Shareholders wishing to propose a director candidate for nomination must provide timely notice of such nomination in accordance with the Company's By-laws. The Nominating and Corporate Governance Committee held two meetings during fiscal 2007. The current members of the Committee are Mr. Eppler and Mses. Morrison and Stoller.

### Corporate Governance Information

A complete copy of the charter of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, as well as the Company's policies on director attendance at the Annual Meeting and how shareholders can communicate with the Board of Directors, are available on the Company's website at www.bedbathandbeyond.com.

## RATIFICATION OF APPOINTMENT OF AUDITORS (PROPOSAL 2)

**Who has been appointed as the Auditors?**

The Audit Committee has appointed KPMG LLP to serve as our independent auditors for fiscal 2008, subject to ratification by our shareholders. Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They will also have the opportunity to make a statement if they desire to do so. If the proposal to ratify their appointment is not approved, other certified public accountants will be considered by the Audit Committee. Even if the proposal is approved, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year if it believes that such a change would be in the best interest of the Company and its shareholders.

**What were the fees incurred by the Company for professional services rendered by KPMG LLP?**

The fees incurred by the Company for professional services rendered by KPMG LLP for fiscal 2007 and 2006 were as follows:

| | 2007 | 2006 |
|---|---|---|
| Audit Fees | $ 1,510,060 | $ 1,694,675 |
| Audit-Related Fees | 105,000 | 583,644 |
| Tax Fees | 521,982 | 106,096 |
| | $ 2,137,042 | $ 2,384,415 |

In fiscal 2007 and fiscal 2006, audit fees included fees associated with the annual audit of the Company's financial statements, the assessment of the Company's internal control over financial reporting as integrated with the annual audit of the Company's financial statements and the quarterly reviews of the financial statements included in its Form 10-Q filings. In fiscal 2007 and 2006, audit-related fees included fees associated with respect to the setting of exercise prices for employee stock options and related matters. In fiscal 2007, tax fees included fees associated with tax planning, tax compliance (including review of tax returns) and tax advice (including tax audit assistance). In fiscal 2006, tax fees included fees associated with tax compliance (including review of tax returns) and tax advice (including tax audit assistance). The Audit Committee has concluded that the provision of the foregoing services is compatible with maintaining KPMG LLP's independence.

In accordance with the Audit Committee charter, the Audit Committee must pre-approve all audit and non-audit services provided to the Company by its outside auditor. To the extent permitted by applicable laws, regulations and NASDAQ rules, the Committee may delegate pre-approval of audit and non-audit services to one or more members of the Committee. Such member(s) must then report to the full Committee at its next scheduled meeting if such member(s) pre-approved any audit or non-audit services.

In fiscal 2007 and fiscal 2006, all (100%) audit-related and tax services were pre-approved in accordance with the Audit Committee charter.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR FISCAL 2008.**

## AUDIT COMMITTEE REPORT

The Board of Directors has determined that the membership of the Audit Committee meets the SEC and NASDAQ independence and experience requirements. The Board of Directors has also determined that Mr. Heller qualifies as an "Audit Committee Financial Expert."

In each case as then constituted: the Audit Committee discussed the auditors' review of quarterly financial information with the auditors prior to the release of that information and the filing of the Company's quarterly reports with the SEC; the Audit Committee also met and held discussions with management and the independent auditors with respect to the audited year end financial statements. Further, the Committee discussed with the independent auditors the matters required to be discussed by statement on Auditing Standards No. 61, as amended (Communication with Audit Committees), received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the auditors the auditors' independence. The Committee also discussed with the auditors and the Company's financial management matters related to the Company's internal control over financial reporting. Based on these discussions and the written disclosures received from the independent auditors, the Committee recommended that the Board of Directors include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended March 1, 2008, filed with the SEC on April 30, 2008.

This audit committee report is not deemed filed under the Securities Act of 1933 or the Securities Exchange Act of 1934 and is not incorporated by reference into any filings that the Company may make with the SEC.

AUDIT COMMITTEE

Stanley F. Barshay

Patrick R. Gaston

Jordan Heller

## EXECUTIVE OFFICERS

### Executive officers

Set forth below is information concerning our executive officers as of May 9, 2008.

| Name | Age | Position |
|---|---|---|
| Warren Eisenberg | 77 | Co-Chairman and Director |
| Leonard Feinstein | 71 | Co-Chairman and Director |
| Steven H. Temares | 49 | Chief Executive Officer and Director |
| Arthur Stark | 53 | President and Chief Merchandising Officer |
| Eugene A. Castagna | 42 | Chief Financial Officer and Treasurer |
| Matthew Fiorilli | 51 | Senior Vice President – Stores |

*Warren Eisenberg* is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a Director since 1971. Mr. Eisenberg served as Chairman from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to April 2003.

*Leonard Feinstein* is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a Director since 1971. Mr. Feinstein served as President from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to April 2003.

*Steven H. Temares* has been Chief Executive Officer since April 2003 and has served as a Director since January 1999. Mr. Temares was President and Chief Executive Officer from April 2003 to January 2006, President and Chief Operating Officer from 1999 to April 2003 and Executive Vice President and Chief Operating Officer from 1997 to 1999. Mr. Temares joined the Company in 1992.

*Arthur Stark* has been President and Chief Merchandising Officer since January 2006. Mr. Stark has served as Chief Merchandising Officer since 1999 and was a Senior Vice President from 1999 to 2006. Mr. Stark joined the Company in 1977.

*Eugene A. Castagna* has been Chief Financial Officer and Treasurer since January 2006. Mr. Castagna served as Assistant Treasurer from 2002 to 2006 and as Vice President - Finance from 2000 to 2006. Mr. Castagna is a certified public accountant and joined the Company in 1994.

*Matthew Fiorilli* has been Senior Vice President - Stores since January 1999. Mr. Fiorilli joined the Company in 1973.

### Compensation Discussion and Analysis

The following is a discussion and analysis of our compensation programs as they apply to our executive officers named in the Summary Compensation Table below.

### Compensation Philosophy and Objectives

The Compensation Committee has developed and implemented compensation policies, plans and programs to provide competitive compensation opportunities with a significant component of actual payments being dependent on the Company's performance results and enhancements to shareholder value. The Committee considers the total compensation package (earned or potentially available, including benefits) in establishing each element of compensation.

The policies, plans and programs are designed to meet the following objectives:

- Attract and retain highly qualified executives
- Be competitive with other major U.S. retail peer companies
- Reward corporate and individual performance
- Align the interests of executives and shareholders
- Promote the balance of annual and long-term results

### Role of the Compensation Committee

The Compensation Committee provides overall guidance for our executive compensation policies and determines the amounts and elements of compensation for our named executive officers, which are our Co-Chairmen, Chief Executive Officer, President and Chief Financial Officer, as well as for certain other key officers. The Compensation Committee charter provides that the Committee shall (i) consider and determine all matters relating to the compensation of the Co-Chairmen and the Chief Executive Officer, and (ii) consider and determine, in consultation with the Co-Chairmen and the Chief Executive Officer, all matters relating to the compensation of other executive officers of the Company. No executive may be present during voting or deliberations with respect to matters relating to such executive's compensation. The Compensation Committee charter is available on our website at www.bedbathandbeyond.com under the Investor Relations section.

The Compensation Committee currently consists of three members of our Board of Directors, Mr. Adler and Mses. Morrison and Stoller, all of whom are "independent" as defined by the NASDAQ listing standards and the applicable tax and securities rules and regulations. The Compensation Committee meets on a regular basis for various reasons as outlined in its charter.

### Methodology

In making its determinations with respect to executive compensation, the Compensation Committee has periodically engaged the services of compensation consultants. The Compensation Committee has the authority to retain, terminate and set the terms of the Company's relationship with any consultants and any other outside advisors who assist the Committee in carrying out its responsibilities. In 2004, the Compensation Committee engaged Hewitt Associates LLC, a compensation consulting firm, to undertake a comprehensive study of the Company's compensation programs (the "Hewitt Study"). Hewitt Associates assisted the Compensation Committee at that time in redesigning the Company's compensation programs and provided information with respect to executive compensation at companies with the same levels of revenues and earnings as the Company. In the spring of 2007, the Compensation Committee consulted Exequity LLP for a general review in determining compensation for our named executive officers and received from Exequity LLP advice that the compensation of our named executive officers was still consistent with the market.

As described below, the aggregate compensation of Messrs. Eisenberg, Feinstein and Temares remained unchanged during fiscal years 2005, 2006 and 2007, except that Mr. Temares received annual increases of $100,000 in his base salary.

In connection with making its determinations for fiscal 2008, the Compensation Committee conducted a search for an independent compensation consultant and retained James F. Reda & Associates LLC ("JFR") to conduct a compensation review for the named executive officers and certain other officers. JFR had not previously worked with the Company in any capacity. Under the direction of the Committee, the compensation review included a peer group competitive market review and total compensation recommendations by JFR.

The methodology used by JFR included reviewing available data based on the Company's industry, revenue size and financial performance, as well as data from companies from various industries with a chairman among its named executive officers who is also a founder in light of the fact that the Company's Co-Chairmen are its Co-Founders. The principal peer group developed by JFR ("Peer Group 1"), upon which it based its recommendations, consisted of 18 companies that are the Company's direct competitors, retailing companies of similar size or retailing companies with founders/chairmen positions. Peer Group 1 consisted of the following companies:

Barnes & Noble, Inc.
The Bon-Ton Stores, Inc.
Dillard's, Inc.
Family Dollar Stores, Inc.
Jones Apparel Group, Inc.
Kohl's Corporation
Macy's, Inc.
Nordstrom, Inc.
J.C. Penney Company, Inc.
Pier 1 Imports, Inc.
Retail Ventures, Inc.
Ross Stores, Inc.
Saks Incorporated
Starbucks Corporation
Stein Mart, Inc.
Target Corporation
The TJX Companies, Inc.
Williams-Sonoma, Inc.

JFR also based its recommendations on a peer group of 14 companies from various industries with a chairman among its named executives who is also a founder. The latter peer group ("Peer Group 2") consisted of the following companies:

Affiliated Computer Services, Inc.
Apollo Group, Inc.
Barnes & Noble, Inc.
CBS Corporation
Clear Channel Communications, Inc.
D.R. Horton, Inc.
Dell Inc.
Dollar Tree, Inc.
Harman International Industries, Incorporated
Hovnanian Enterprises, Inc.
Jones Apparel Group, Inc.
Pilgrim's Pride Corporation
Pulte Homes, Inc.
Starbucks Corporation

The peer group analyses prepared by JFR used public company proxy statements, third party industry compensation surveys and other publicly available information.

JFR advised that the current aggregate compensation for Messrs. Eisenberg and Feinstein, as Co-Chairmen, and Mr. Temares, as Chief Executive Officer, for the Company's 2007 fiscal year was in the 73rd percentile of Peer Group 1. JFR also advised that the aggregate recommended compensation for these top three named executives for fiscal 2008 is at the 73rd percentile of Peer Group 1 and the 61st percentile in a calculation which compares total senior executive compensation of the Peer Group 1 companies against their latest fiscal year net income as a percentage of sales.

JFR further advised that the current aggregate compensation for Mr. Temares for the Company's 2007 fiscal year was in the 65th percentile of Peer Group 1, and that the current aggregate compensation for Messrs. Eisenberg and Feinstein (i.e., the combined compensation for both of such executives) for fiscal 2007 was in the 88th percentile of Peer Group 2.

The Committee determined that the aggregate compensation for the top three named executive officers for fiscal 2008 should not exceed the aggregate compensation for those executives for fiscal 2007. The Committee further determined that the respective compensation of the Co-Chairmen and Mr. Temares, as the Chief Executive Officer, for fiscal 2008 should reflect the Company's succession planning. As a result of this determination, and in light of analyses prepared by JFR, the Compensation Committee increased the total compensation of the Chief Executive Officer and decreased the total compensation of the Co-Chairmen by approximately equal amounts.

The Compensation Committee requested advice from JFR regarding the methodology for determining compensation for the named executive officers and other key officers. Based upon advice from JFR, the Compensation Committee deemed it advisable to modify its approach to granting stock option awards by determining the compensation allocated to these awards in dollars as compared to its approach in prior years of determining these awards based on the number of shares covered by the options. Accordingly, the Compensation Committee made aggregate and individual compensation determinations, including each element of compensation, in dollars. The Compensation Committee also requested advice from JFR regarding the methodology for computing the number of option share grants based on dollar-denominated awards of stock option grants as described under "Senior Executive Compensation."

The Compensation Committee solicits input from the Co-Chairmen when considering decisions concerning the compensation of the Chief Executive Officer, and solicits input from the Co-Chairmen and the Chief Executive Officer when considering decisions concerning the compensation of the other named executive officers. In connection with its determinations in the spring of 2008, the Committee consulted with the Co-Chairmen, who are the Co-Founders of the Company and who have been continuously involved in the affairs of the Company since its organization in 1971, with respect to the recommendations of JFR regarding the compensation package of the Chief Executive Officer. The Committee also received and reviewed the recommendations of the Co-Chairmen and Chief Executive Officer regarding the proposed salary and equity compensation awards for the other named executive officers and certain other officers for the fiscal year ending February 28, 2009. In addition, JFR met with the Co-Chairmen and the Chief Executive Officer individually to discuss compensation recommendations.

The compensation approved by the Compensation Committee for each of Messrs. Eisenberg, Feinstein and Temares for fiscal 2008 was in the amounts and comprised of the elements recommended by JFR. The compensation approved by the Compensation Committee for the other named executive officers for fiscal 2008 was determined by the Compensation Committee, taking into account the recommendations of the Co-Chairmen and Chief Executive Officer and data the Compensation Committee requested from JFR relating to Peer Group 1 salary increases for executives.

**Elements of Compensation**

The Company seeks to provide total compensation packages to our employees, including our named executive officers, that implement our compensation philosophy. The components of our compensation programs are base salary, equity compensation (consisting of stock options and restricted stock awards), retirement and other benefits (consisting of health plans, a limited 401(k) plan match and a deferred compensation plan) and perquisites. The Company believes that its executive cash compensation is low compared to the other companies in our peer group. In fact, according to the analysis prepared by JFR, the aggregate total cash compensation for the last three years of Messrs. Eisenberg, Feinstein and Temares was in the 16th percentile of Peer Group 1 compensation for the top three executives. The Company places greater emphasis in the compensation packages for named executive officers on equity incentive compensation in order to align compensation more closely with the creation of shareholder value. The Company does not have a cash bonus program for executive officers.

**Base Salary**

The Company pays base salaries to provide our named executive officers with current, regular compensation that is appropriate for their position, experience and responsibilities. As noted above, the Company believes that cash compensation levels for our named executive officers are lower than our peers as the Company places great emphasis on equity compensation.

**Equity Compensation**

In connection with the Hewitt Study, the Compensation Committee examined possible changes to the Company's prior sole reliance on stock options for equity incentive awards, including, among other things, the possibility of replacing stock options, in whole or in part, with awards of restricted stock. In conducting its evaluation, the Compensation Committee considered changes to the accounting rules pertaining to the compensation cost of stock-based payments to employees and the desirability of achieving various goals, including promoting long-term employee stock ownership, enhancing employee retention, minimizing dilution, providing employees with rewards for the Company's success and linking employee pay to shareholder returns.

Accordingly, beginning with its 2005 fiscal year, the Company changed its overall approach to equity compensation and has, since that time, made equity awards comprised of a combination of stock options and restricted stock to all executive officers, including the named executive officers, and a small number of other officers. Commencing in fiscal 2007, these grants are made on May 10 of each year (or the following trading day should such date fall on a weekend or holiday). Consistent with the Company's historic practice, the stock options vest over time, subject, in general, to the named executive officers remaining employed by the Company on specified vesting dates. Vesting of the restricted stock awarded to these named executive officers is dependent on (i) the Company's achievement of a performance-based test for the fiscal year in which the grant is made, and (ii) assuming achievement of the performance-based test, time vesting, subject, in general, to the executive remaining in the Company's employ on the specified vesting dates. The performance-based test requires that the Company's net income in the fiscal year exceed the Company's net income in the prior fiscal year or that the Company's net income as a percentage of sales place it in the top half of the companies in the S&P Retailing Index with respect to such measurement. Net income is adjusted for such purpose to reflect (i) mergers, acquisitions, consolidations or dispositions, (ii) changes in accounting methods, and (iii) extraordinary items, as defined in APB 30, or stock repurchase or dividend activity. The Company believes that this performance-based test meets the standard for performance-based compensation under the Internal Revenue Code, so that the restricted stock awards will be deductible compensation for certain executives if their annual compensation exceeds $1 million. For fiscal 2007, the performance-based test was satisfied in that the Company's net income as a percentage of sales for the prior fiscal year placed it in the top half of the S&P Retailing Index (the Company placed 6th with respect to such measurement out of the 31 companies in such Index, which consisted of Abercrombie & Fitch, Amazon.com, AutoNation, AutoZone, Best Buy, Big Lots, Circuit City, Dillards, Expedia, Family Dollar, Gamestop, Gap, Genuine Parts, Home Depot, IAC InterActive, J.C. Penney, Kohl's, Limited Brands, Lowe's, Macy's, Nordstrom, Office Depot, Office Max, Radio Shack, Sears, Sherwin-Williams, Staples, Target, Tiffany & Co. and TJX Companies).

All executives (other than those discussed in the preceding paragraph) and associates awarded incentive compensation receive grants consisting solely of restricted stock. Vesting of restricted stock awarded to these employees is based solely on time-vesting with no performance-based test.

All awards of restricted stock and stock options are made under the Company's 2004 Incentive Compensation Plan, approved by the Company's shareholders, which is the only equity incentive plan under which the Company can currently make awards of equity compensation.

### Senior Executive Compensation

In addition to considering the Company's compensation policies generally, the Compensation Committee reviews executive compensation and concentrates on the compensation packages for the Company's named executive officers, namely, the Co-Chairmen (Warren Eisenberg and Leonard Feinstein, who are the Company's Co-Founders) and the Chief Executive Officer (Steven H. Temares), believing that these three named executive officers are the most important and influential in determining the continued success of the Company. The Company has enjoyed considerable success in the 16 years it has been a public company, with, until the challenging economic environment encountered in the latter part of fiscal 2007, revenue and comparable store sales growth in each quarter (and each year) since its initial public offering in 1992 and record earnings.

Cash compensation of the three senior executives has been held to comparatively modest levels when compared with companies of comparable size and earnings. The base salaries of the Co-Chairmen for fiscal 2008 are $1,100,000, the same as they were for the prior three years. The base salary of the Chief Executive Officer has been increased in annual increments of $100,000 during the prior three years and in fiscal 2008 was increased by $150,000 to $1,500,000. No cash bonuses are paid.

In each of fiscal years 2005, 2006 and 2007, the Compensation Committee awarded stock options (in addition to restricted stock) to the named executive officers since stock options reward the named executive officers only if shareholder values are increased. In each such year, the stock option awards were 200,000 shares to the Chief Executive Officer and 100,000 shares to each of the Co-Chairmen. In making the awards in these number of shares, the Committee considered the fair value of these options determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" or SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). In addition, in each such year, the Compensation Committee awarded shares of restricted stock having a market value on the date of grant of $2,400,000 to each of the Chief Executive Officer and the Co-Chairmen.

As described above, the Compensation Committee determined that for fiscal 2008 there should be no increase in aggregate compensation for the top three named executive officers, with a reallocation of compensation among such officers such that the total compensation of the Chief Executive Officer has been increased in an amount approximately equal to a reduction in total compensation of the Co-Chairmen. Consequently, the aggregate equity awards to Mr. Temares for fiscal 2008 were increased from fiscal 2007 by $1,600,000 to $7,000,000 (valued by the Committee as described below). The increase to Mr. Temares was comprised entirely of stock options. Of the total of $7,000,000 of equity awards to Mr. Temares for fiscal 2008, $2,400,000 consisted of restricted stock (based on the market value of the Company's common stock on the date of grant) and $4,600,000 consisted of stock options (based on the fair value determined on the date of grant in accordance with SFAS No. 123R ["Stock Option Fair Value"]).

The equity awards to Messrs. Eisenberg and Feinstein for fiscal 2008 were decreased from fiscal 2007 by an aggregate of $1,800,000 to $3,000,000 for each such executive, of which $2,000,000 consisted of restricted stock and $1,000,000 consisted of stock options (valued on the same basis as Mr. Temares' awards).

Unlike prior years in which stock option awards were made by the Committee based on the number of shares covered by the options, the stock option awards for fiscal 2008 were made in dollars (with the number of shares covered by the options determined by dividing the dollar amount of the grant by the Stock Option Fair Value). The Committee believes that making stock option awards in dollar amounts rather than share amounts is an increasingly prevalent practice and is advisable because making stock option awards in dollar amounts allows the Compensation Committee to align stock option awards with the value of the option grants. Making stock option awards in dollars also enables the Compensation Committee to more readily evaluate appropriate aggregate compensation amounts and percentage increases or decreases for executives, in comparison to making stock option awards in share amounts (the value of which varies depending on the trading price of the Company's stock and other factors).

In the view of the Compensation Committee, the base salary, stock option grants, and restricted stock awards constituted compensation packages for the Chief Executive Officer and for the Co-Chairmen appropriate for a company with the revenues and earnings of the Company. A higher award of stock options to the Chief Executive Officer than to the Co-Chairmen and the fiscal 2008 increase in equity compensation for the Chief Executive Officer and decrease in such compensation for the Co-Chairmen were deemed appropriate in view of the Company's succession planning and the analyses prepared by JFR, including the comparison of current compensation of such executive officers to the Peer Groups described above. The increased reliance on stock options (as opposed to restricted stock) for Mr. Temares for fiscal 2008 was viewed by the Committee to be appropriate in order to increase the proportion of the Chief Executive Officer's compensation which rewards him only if shareholder value is increased. The stock options granted to the Chief Executive Officer vest in five equal annual installments, while the stock options awarded to the Co-Chairmen vest in three equal annual installments, in each case commencing on the first anniversary of the grant date and based on continued service to the Company. The restricted stock awards to each such executive are conditioned on the performance-based test described above with time vesting in five equal annual installments.

The base salaries of Mr. Stark in fiscal 2007 and 2006 were $950,000 and $850,000, respectively. The base salaries of Mr. Castagna in fiscal 2007 and 2006 were $755,000 and $675,000, respectively. In each of the last two fiscal years, Mr. Stark and Mr. Castagna both received option awards in the amount of 25,000 shares, vesting in five equal annual installments commencing on the third anniversary of the grant date, based on continued service to the Company. Mr. Stark was awarded shares of restricted stock in fiscal 2007 and 2006 having a market value on the date of grant of $1,000,000 and $750,000, respectively. Mr. Castagna was awarded shares of restricted stock in fiscal 2007 and 2006 having a market value on the date of grant of $750,000 and $600,000, respectively. The restricted stock awards to both Mr. Stark and Mr. Castagna for both fiscal 2007 and 2006 were conditioned on the performance-based test described above with time vesting in five equal annual installments commencing on the third anniversary of the grant date.

For fiscal 2008, the Compensation Committee determined, following consultation with the Co-Chairmen, Chief Executive Officer and JFR, to award to Mr. Stark cash compensation of $1,055,000, restricted stock having a market value on the date of grant of $1,000,000 and options having a Stock Option Fair Value of $590,000. For fiscal 2008, the Compensation Committee determined, following consultation with the Co-Chairmen, Chief Executive Officer and JFR, to award to Mr. Castagna cash compensation of $840,000, restricted stock having a market value on the date of grant of $750,000 and options having a Stock Option Fair Value of $590,000. In approving the awards, the Compensation Committee took into account the percentage increase of the aggregate dollar-denominated compensation of Messrs. Stark and Castagna compared to fiscal 2007 and the advice of JFR that such increases were approximately the median for increases of executives with similar positions in Peer Group 1. The determinations of the Compensation Committee also reflected the effects of the Company's business expansion on the duties of such executives.

For further discussion related to equity grants to the named executive officers, see "Potential Payments Upon Termination or Change in Control" below.

**Other Benefits**

The Company provides the named executive officers with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each named executive officer's total compensation. Key benefits include paid vacation, premiums paid for long-term disability insurance, a matching contribution to the named executive officer's 401(k) plan account, and the payment of a portion of the named executive officer's premiums for healthcare and basic life insurance.

In addition, effective January 1, 2006, the Company adopted a nonqualified deferred compensation plan for the benefit of certain highly compensated employees, including the named executive officers. The plan provides that a certain percentage of an employee's contributions may be matched by the Company, subject to certain limitations. This matching contribution will vest over a specified period of time. See "Deferred Compensation" below.

Mr. Temares, as Chief Executive Officer, has a supplemental retirement benefit agreement with the Company under which if he remains employed by the Company through June 12, 2012 (or the earlier occurrence of a change of control of the Company), he is entitled to receive a supplemental retirement benefit upon his separation from service from the Company, for ten years, in an amount equal to fifty percent of his annual salary at the date of termination of employment.

The Company also provides the named executive officers with certain perquisites including tax preparation services and car service, in the case of Messrs. Eisenberg and Feinstein, and a car allowance, in the case of all named executive officers. The Compensation Committee believes all such perquisites are reasonable and consistent with its overall objective of attracting and retaining our named executive officers.

The Company reviews these other benefits and perquisites on an annual basis and makes adjustments as warranted based on competitive practices and the Company's performance.

See the "All Other Compensation" column in the Summary Compensation Table for further information regarding these benefits and perquisites, and "Potential Payments Upon Termination or Change in Control" below for information regarding termination and change in control payments and benefits.

**Impact of Accounting and Tax Considerations**

In 2004, the Compensation Committee examined the accounting cost associated with equity compensation in light of the then expected impact of changed accounting for stock options and considered the impact of Section 162(m) of the Internal Revenue Code, which generally prohibits any publicly-held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the named executive officers, subject to certain exceptions for performance-based compensation. Stock options and performance-based compensation granted to our named executive officers are intended to satisfy the performance-based exception and be deductible. Base salary amounts in excess of $1 million are not deductible by the Company.

**Conclusion**

After careful review and analysis, the Company believes that each element of compensation and the total compensation provided to each of its named executive officers is reasonable and appropriate. The value of the compensation payable to the named executive officers is significantly tied to the Company's performance and the return to its shareholders. The Company believes that its compensation programs will allow it to attract and retain a top performing management team.

## Report of the Compensation Committee of the Board of Directors

The Compensation Committee of the Company's Board of Directors has submitted the following report for inclusion in this Proxy Statement:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on the Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended March 1, 2008 for filing with the SEC.

The foregoing report is provided by the following directors, who constitute the Compensation Committee:

COMPENSATION COMMITTEE

Dean S. Adler

Victoria A. Morrison

Fran Stoller

## SUMMARY COMPENSATION TABLE FOR FISCAL 2007 AND FISCAL 2006

The following table sets forth information concerning the compensation of the Company's principal executive officer, principal financial officer and the three mostly highly compensated executive officers of the Company other than its principal executive officer and principal financial officer for fiscal 2007 and fiscal 2006 ("named executive officers").

| Name and Principal Position | Fiscal Year | Salary[1] ($) | Stock Awards[2] ($) | Option Awards[2] ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation[3] ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Warren Eisenberg | 2007 | 1,100,000[4] | 2,037,483 | 1,271,238 | | 60,346[5] | 4,469,067 |
| Co-Chairman | 2006 | 1,100,000[6] | 1,449,004 | 2,972,556 | | 110,071[7] | 5,631,631 |
| Leonard Feinstein | 2007 | 1,100,000[8] | 2,037,483 | 1,271,238 | | 66,887[9] | 4,475,608 |
| Co-Chairman | 2006 | 1,100,000[10] | 1,449,004 | 2,972,556 | | 109,939[11] | 5,631,499 |
| Steven H. Temares | 2007 | 1,328,846[12] | 2,037,483 | 3,929,565 | 37,983[13] | 23,621[14] | 7,357,498 |
| Chief Executive Officer | 2006 | 1,230,769[15] | 1,449,004 | 3,721,746 | 0[16] | 22,526[17] | 6,424,045 |
| Arthur Stark | 2007 | 928,846[18] | 425,722 | 1,153,294 | | 9,911[19] | 2,517,773 |
| President and Chief Merchandising Officer | 2006 | 821,154[20] | 230,981 | 1,384,678 | | 9,523[21] | 2,446,336 |
| Eugene A. Castagna | 2007 | 738,076[22] | 348,800 | 1,225,389 | | 16,874[23] | 2,329,139 |
| Chief Financial Officer and Treasurer | 2006 | 660,577[24] | 202,192 | 1,242,913 | | 18,229[25] | 2,123,911 |

(1) Except as otherwise described in this Summary Compensation Table, salaries to named executive officers were paid in cash in the fiscal year ended March 1, 2008 (the Company's "2007 fiscal year") and March 3, 2007 (the Company's "2006 fiscal year") and increases in salary, if any, were effective in May of the fiscal year.

(2) Pursuant to SEC rules, stock awards and option awards are valued in the amounts recognized for financial statement reporting purposes, in accordance with SFAS No. 123R, for fiscal year 2007 and 2006 and thus include amounts from awards granted in and prior to that specific fiscal year, without regard to the estimated forfeiture related to service-based vesting conditions. All assumptions made in the valuations are contained in footnote 1.T. to the Company's financial statements and described under the heading "Management Discussion and Analysis," in the Company's Form 10-K for the Company's 2007 fiscal year. The amounts shown in the table reflect the Company's accounting expense and do not necessarily reflect the actual value, if any, that may be realized by the named executive officers.

(3) The amounts of deferred compensation and Company matching contribution payments reflected in this column which relate to fiscal 2007 include amounts in respect of calendar years 2007 and 2008 as fiscal 2007 commenced on March 4, 2007 and ended on March 1, 2008. The amounts of deferred compensation and Company matching contribution payments reflected in this column which relate to

fiscal 2006 include amounts in respect of calendar years 2006 and 2007 as fiscal year 2006 commenced on February 26, 2006 and ended on March 3, 2007. Thus, certain matching contributions noted below exceed the single calendar year limitation.

(4) For fiscal 2007, Mr. Eisenberg deferred $268,171 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount is also reported in the Deferred Compensation Table below.

(5) For fiscal 2007, includes tax preparation services, car service and car allowance with an incremental cost to the Company of $22,988, $4,537 and $26,071, respectively, and an employer nonqualified deferred compensation plan matching contribution of $6,750.

(6) For fiscal 2006, Mr. Eisenberg deferred $264,423 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan.

(7) For fiscal 2006, includes tax preparation services, car service and car allowance with an incremental cost to the Company of $22,525, $55,548 and $25,398, respectively, and an employer nonqualified deferred compensation plan matching contribution of $6,600.

(8) For fiscal 2007, Mr. Feinstein deferred $270,920 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount is also reported in the Deferred Compensation Table below.

(9) For fiscal 2007, includes tax preparation services, car service and car allowance with an incremental cost to the Company of $22,987, $4,537 and $32,613, respectively, and an employer nonqualified deferred compensation plan matching contribution of $6,750.

(10) For fiscal 2006, Mr. Feinstein deferred $264,423 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan.

(11) For fiscal 2006, includes tax preparation services, car service and car allowance with an incremental cost to the Company of $22,525, $51,087 and $29,727, respectively, and an employer nonqualified deferred compensation plan matching contribution of $6,600.

(12) For fiscal 2007, Mr. Temares deferred $15,769 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount is also reported in the Deferred Compensation Table below. Mr. Temares contributed $8,580 of his salary to the Bed Bath & Beyond Inc. 401(k) Savings Plan (the "Company 401(k)").

(13) The actuarial present value of the benefits payable under the supplemental executive retirement benefit agreement with Mr. Temares increased from fiscal 2006 to fiscal 2007. See "Potential Payments Upon Termination or Change in Control – Messrs. Temares, Castagna and Stark" below.

(14) For fiscal 2007, includes car allowance with an incremental cost to the Company of $16,871 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $6,750.

(15) For fiscal 2006, Mr. Temares deferred $10,769 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Mr. Temares contributed $9,635 of his salary to the Company 401(k).

(16) The actuarial present value of the benefits payable under the supplemental executive retirement benefit agreement with Mr. Temares decreased from fiscal 2005 to fiscal 2006.

(17) For fiscal 2006, includes car allowance with an incremental cost to the Company of $15,026 and an employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $7,500.

(18) For fiscal 2007, Mr. Stark deferred $232,212 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount is also reported in the Deferred Compensation Table below. Mr. Stark contributed $5,000 of his salary to the Company 401(k).

(19) For fiscal 2007, includes car allowance with an incremental cost to the Company of $3,162 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $6,749.

(20) For fiscal 2006, Mr. Stark deferred $205,289 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Mr. Stark contributed $5,000 of his salary to the Company 401(k).

(21) For fiscal 2006, includes car allowance with an incremental cost to the Company of $2,923 and an employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $6,600.

(22) For fiscal 2007, Mr. Castagna deferred $52,827 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount is also reported in the Deferred Compensation Table below. Mr. Castagna contributed $4,781 of his salary to the Company 401(k).

(23) For fiscal 2007, includes car allowance with an incremental cost to the Company of $10,522 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $6,352.

(24) For fiscal 2006, Mr. Castagna deferred $40,673 of his salary reported above pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Mr. Castagna contributed $8,866 of his salary to the Company 401(k).

(25) For fiscal 2006, includes car allowance with an incremental cost to the Company of $11,114 and an employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $7,115.

### Employment Agreements with Messrs. Eisenberg and Feinstein

Messrs. Eisenberg and Feinstein have employment agreements with the Company for executive employment terms which expire on June 30, 2010, or as further extended by mutual agreement. These agreements provide for salaries at the rate of $800,000 per year which may be increased from time to time by the Company. The current annual salary for each of Messrs. Eisenberg and Feinstein is $1,100,000. Under these agreements, Messrs. Eisenberg and Feinstein may at any time elect senior status (i.e., to be continued to be employed to provide non-line executive consultative services) at an annual salary of 50% of their salary prior to such election (or, $550,000 per year if senior status were elected today) for a period (the "Senior Status Period") of up to ten years from the date of such election. If not previously elected, the Senior Status Period will commence at the expiration of the executive employment term unless the term is extended by mutual agreement. During the Senior Status Period, the executive does not have to devote more than 50 hours in any three-month period to his consultative duties. In addition, during the Senior Status Period, the Company shall provide to the executive an office at a location specified by the executive, a secretary and a car and driver, all on a basis comparable to that which is currently provided to the executive. The agreements contain non-competition, non-solicitation and confidentiality provisions. These provisions generally apply through the term of employment, including the Senior Status Period and any other time when salary payments are required to be made under the agreements. The agreements provide, in addition, for some of Messrs. Eisenberg's and Feinstein's employee benefits to continue during their active employment, their Senior Status Period and during the period of supplemental pension payments. Certain of the provisions of these agreements are expected to be modified to meet the requirements of Section 409A of the Internal Revenue Code. For a complete description of payments due to Messrs. Eisenberg and Feinstein upon termination of their employment with the Company, see "Potential Payments Upon Termination or Change in Control" below.

### Agreements with Messrs. Temares, Stark and Castagna

Messrs. Temares, Stark and Castagna have employment agreements with the Company which provide for severance pay and other benefits upon a termination of their employment. For a complete description of payments due to Messrs. Temares, Stark and Castagna upon termination of their employment with the Company, see "Potential Payments Upon Termination or Change in Control" below. These agreements also provide for non-competition and non-solicitation of the Company's employees during the term of employment and for one year thereafter (two years in the case of Mr. Castagna), and confidentiality during the term of employment and surviving the end of the term of employment.

### Potential Payments Upon Termination or Change in Control

The named executive officers' employment agreements and certain of the plans in which the executives participate require the Company to pay compensation to the executives if their employment terminates. The estimated amount of compensation payable to the named executive officers in each termination situation is listed in the table below. The table is presented using an assumed termination date of February 29, 2008, the last business day of the Company's 2007 fiscal year, an assumed change in control date of February 29, 2008 and a price per share of Common Stock of $28.34 (the closing price as of February 29, 2008). Descriptions of the agreements under which such payments would be made follow:

#### *Messrs. Eisenberg and Feinstein*

Pursuant to their employment agreements, following the Senior Status Period, Messrs. Eisenberg and Feinstein are each entitled to supplemental pension payments of $200,000 per year (plus a cost of living adjustment) until the death of the survivor of him and his current spouse. The agreements provide, in addition, for some of Messrs. Eisenberg's and Feinstein's employee benefits to continue during their Senior Status Period and during the period of supplemental pension payments or following a termination upon a change in control.

Under the agreements, if Messrs. Eisenberg and Feinstein are terminated without "cause" (as defined below) or if the executive is removed from or not reelected to any officer or director position, there is a material diminution in the executive's duties, salary, benefits or perquisites or the Company's principal office or the executive's own office location as assigned to him by the Company is relocated and the executive elects to terminate his employment, the executive shall be paid through the end of the term of employment and the Senior Status Period (or, if the executive chooses, in a lump sum on a present value discounted basis). Following a change in control of the Company (as defined in the agreements), each of the executives may, at his option, upon 90 days' written notice, terminate employment and shall be paid a single lump sum equal to three times salary then in effect, if the written notice is given before the Senior Status Period, or, if during the Senior Status Period, one half of Senior Status Salary for the number of years (including fractions), if any, remaining in the Senior Status Period. In the event any amounts paid or provided to the executive in connection with a change in control are determined to constitute "excess parachute payments" under Code Section 280G which would be subject to the excise tax imposed by Code Section 4999, the executive shall be entitled to receive an additional "gross-up payment" in an amount such that after payment by the executive of all taxes the executive retains an amount of such "gross-up payment" equal to the excise tax imposed. In the event of termination of employment, the executives are under no obligation to seek other employment and there is no reduction in the amount payable to the executive on account of any compensation earned from any subsequent employment. In the event of termination due to death of either of the executives, the executive's estate or beneficiary shall be entitled to his salary for a period of one year following his death and payment of expenses incurred by executive and not yet reimbursed at the time of death. In the event of termination due to the inability to substantially perform his duties and responsibilities for a period of 180 consecutive days, the executive shall be entitled to his salary for a period of one year following the date of termination (less any amounts received under the Company's benefit plans as a result of such disability). Either of the executives may be terminated for "cause" upon written notice of the Company's intention to terminate his employment for cause, such notice to state in detail the particular act or acts or failure or failures to act that constitute the grounds on which the proposed termination for cause is based. The executives shall have ten days after such notice is given to cure such conduct, to the extent a cure is possible. "Cause" means (i) the executive is convicted of a felony involving moral turpitude or (ii) the executive is guilty of willful gross neglect or willful gross misconduct in carrying out his duties under the agreement, resulting, in either case, in material economic harm to the Company, unless the executive believed in good faith that such act or non-act was in the best interests of the Company. In addition, pursuant to their respective restricted stock agreements, all shares of restricted stock will vest upon termination of employment for any reason other than for "cause."

In substitution for a split dollar insurance benefit previously provided to such executives, in fiscal 2003, the Company entered into deferred compensation agreements with Messrs. Eisenberg and Feinstein under which the Company is obligated to pay Messrs. Eisenberg and Feinstein $2,125,000 and $2,080,000, respectively, in each case payable only on the last day of the first full fiscal year of the Company in which the total compensation of Mr. Eisenberg or Feinstein, as applicable, will not result in the loss of a deduction for such payment pursuant to applicable federal income tax law.

***Messrs. Temares, Stark and Castagna***

The agreements with Messrs. Temares and Stark provide for severance pay equal to three years' salary, and the agreement with Mr. Castagna provides for severance pay equal to one year's salary, if the Company terminates their employment other than for "cause" (including by reason of death or disability) and one year's severance pay if the executive voluntarily leaves the employ of the Company. Severance pay will be paid in accordance with normal payroll, however any amount due prior to the six months after termination of employment will be paid in a lump sum on the date following the six month anniversary of termination of employment. Any severance payable to these executives will be reduced by any monetary compensation earned by them as a result of their employment by another employer or otherwise. Cause is defined in the agreements as when the executive has: (i) acted in bad faith or with dishonesty; (ii) willfully failed to follow reasonable and lawful directions of the Company's Chief Executive Officer or the Board of Directors, as applicable, commensurate with his titles and duties; (iii) performed his duties with gross negligence or (iv) been convicted of a felony. Upon a termination of employment by the Company for any reason other than for "cause," all unvested options will vest and become exercisable. In addition, pursuant to their respective restricted stock agreements, all shares of restricted stock will vest upon any such termination of employment. These agreements also provide for non-competition during the term of employment and for one year thereafter (two years in the case of Mr. Castagna), and confidentiality during the term of employment and surviving the end of the term of employment.

Mr. Temares is party to a supplemental executive retirement benefit agreement with the Company under which, if he remains employed by the Company through June 12, 2012 (the twentieth anniversary of his employment with the Company) or the earlier occurrence of a change of control of the Company (as defined in the agreement), he is entitled to receive a supplemental retirement benefit on his retirement or other separation from service from the Company. The retirement benefit will be an annual amount equal to 50% of Mr. Temares' annual base salary on the date of termination of employment for a period of 10 years, payable, in general, except as described below, in accordance with the Company's normal payroll practices. In the event Mr. Temares is terminated without cause, his employment is terminated due to death or disability, or his retirement occurs within 12 months after the occurrence of change of control of the Company, he will receive the present value of such supplemental retirement benefit in a lump sum. Except in the case of Mr. Temares' death, such lump sum payment will be made six months after the date of termination of employment and, in the case of a retirement benefit payable over a ten-year period, any amount due prior to six months after the termination of employment will be paid in a lump sum on the date six months from the date of such termination of employment.

Table follows on the next two pages.

| | Cash Severance | Senior Status Salary Continuation (1) | Option Acceleration (2) | Restricted Stock Acceleration (2) |
|---|---|---|---|---|
| **Warren Eisenberg** (7) | | | | |
| Termination Without Cause/ Constructive Termination | $ 2,566,667 | $ 5,500,000 | — | $ 4,155,041 |
| Change in Control (no termination) | — | — | — | — |
| Change in Control + Termination | $ 2,566,667 | $ 5,500,000 | — | $ 4,155,041 |
| Change in Control + Voluntary Termination (8) | $ 3,300,000 | — | — | — |
| **Leonard Feinstein** (7) | | | | |
| Termination Without Cause/ Constructive Termination | $ 2,566,667 | $ 5,500,000 | — | $ 4,155,041 |
| Change in Control (no termination) | — | — | — | — |
| Change in Control + Termination | $ 2,566,667 | $ 5,500,000 | — | $ 4,155,041 |
| Change in Control + Voluntary Termination (8) | $ 3,300,000 | — | — | — |
| **Steven H. Temares** | | | | |
| Termination Without Cause | $ 4,050,000 | — | — | $ 4,155,041 |
| Voluntary Termination | $ 1,350,000 | — | — | — |
| Change in Control (no termination) | — | — | — | — |
| Change in Control + Termination | $ 4,050,000 | — | — | $ 4,155,041 |
| **Arthur Stark** | | | | |
| Termination Without Cause | $ 2,850,000 | — | $ 68,378 | $ 1,694,505 |
| Voluntary Termination | $ 950,000 | — | — | — |
| Change in Control (no termination) | — | — | — | — |
| Change in Control + Termination | $ 2,850,000 | — | $ 68,378 | $ 1,694,505 |
| **Eugene A. Castagna** | | | | |
| Termination Without Cause | $ 755,000 | — | $ 68,378 | $ 1,411,814 |
| Voluntary Termination | $ 755,000 | — | — | — |
| Change in Control (no termination) | — | — | — | — |
| Change in Control + Termination | $ 755,000 | — | $ 68,378 | $ 1,411,814 |

(1) Amount represents the value of 50% of current base salary for 10 years during Senior Status Period. This amount will be paid over 10 years, but the first 6 months of payments will be paid in a lump sum 6 months after termination.

(2) Represents the value of unvested outstanding stock options and restricted stock that would accelerate and vest on a termination occurring on February 29, 2008. In the case of stock options, the value is calculated by multiplying the number of shares underlying each accelerated unvested stock option by the difference between the per share closing price of our common stock on February 29, 2008 (the "Per Share Closing Price") and the per share exercise price. In the case of restricted stock, the value is calculated by multiplying the number of shares of restricted stock that accelerate and vest by the Per Share Closing Price.

(3) Represents the value of continued health and welfare benefits and other perquisites for the life of the executive and his spouse.

(4) Reflects executives' vested account balances at March 1, 2008.

(5) For Messrs. Eisenberg and Feinstein, amount represents estimated value of lifetime pension amount, with payments starting in ten years. For Mr. Temares, value will be paid out 6 months following 1) termination without Cause or 2) any termination (including voluntary termination) following a change in control.

(6) This amount will be paid on the last day of the following fiscal year.

(7) Based on their employment agreements, Messrs. Eisenberg and Feinstein are eligible to receive tax gross up payments in the event that excise taxes are triggered as a result of certain types of compensation payments, as defined under Internal Revenue Code section 280G ("280G"), that may become payable in connection with a change in control. However, no tax gross up payments are disclosed above since neither of these executives would have been subject to excise taxes as a result of payments subject to 280G that would have been made in connection with a change in control occurring on February 29, 2008.

(8) Section 8(b) of the Employment Agreements for Messrs. Eisenberg and Feinstein provides for a lump sum payment of 3x current base salary upon a voluntary termination following a change in control.

| Benefit Continuation [3] | Non-Qualified Deferred Compensation Balance [4] | Supplemental Pension [5] | Split-Dollar Life Insurance Substitute Payment [6] | Total |
|---|---|---|---|---|
| | | | | |
| $ 663,044 | $ 576,502 | $ 3,066,890 | $ 2,125,000 | $ 18,653,144 |
| — | $ 576,502 | — | — | $ 576,502 |
| $ 663,044 | $ 576,502 | $ 3,066,890 | $ 2,125,000 | $ 18,653,144 |
| $ 663,044 | $ 576,502 | $ 3,066,890 | $ 2,125,000 | $ 9,731,436 |
| | | | | |
| $ 829,203 | $ 578,998 | $ 3,534,362 | $ 2,080,000 | $ 19,244,271 |
| — | $ 578,998 | — | — | $ 578,998 |
| $ 829,203 | $ 578,998 | $ 3,534,362 | $ 2,080,000 | $ 19,244,271 |
| $ 829,203 | $ 578,998 | $ 3,534,362 | $ 2,080,000 | $ 10,322,563 |
| | | | | |
| — | $ 33,686 | $ 5,566,584 | — | $ 13,805,311 |
| — | $ 33,686 | — | — | $ 1,383,686 |
| — | $ 33,686 | — | — | $ 33,686 |
| — | $ 33,686 | $ 5,566,584 | — | $ 13,805,311 |
| | | | | |
| — | $ 507,832 | — | — | $ 5,120,715 |
| — | $ 507,832 | — | — | $ 1,457,832 |
| — | $ 507,832 | — | — | $ 507,832 |
| — | $ 507,832 | — | — | $ 5,120,715 |
| | | | | |
| — | $ 103,294 | — | — | $ 2,338,486 |
| — | $ 103,294 | — | — | $ 858,294 |
| — | $ 103,294 | — | — | $ 103,294 |
| — | $ 103,294 | — | — | $ 2,338,486 |

## Grants of Stock Options and Restricted Stock Awards for Fiscal 2007

The following table sets forth information with respect to stock options granted and restricted stock awarded during the Company's 2007 fiscal year to each of our named executive officers under the Company's 2004 Incentive Compensation Plan (the "2004 Plan"). The Company did not grant any non-equity incentive plan awards in the 2007 fiscal year.

| Name | Grant Date | All Other Stock Awards: Number of Shares of Stock or Units[1] (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Closing Market Price on Date of Grant ($/Sh) | Grant Date Fair Value of Stock and Option Awards[2] ($) |
|---|---|---|---|---|---|---|
| Warren Eisenberg | 5/10/07 | 58,373 | 100,000 | $ 41.115 | $ 40.67 | $ 3,878,076 |
| Leonard Feinstein | 5/10/07 | 58,373 | 100,000 | $ 41.115 | $ 40.67 | $ 3,878,076 |
| Steven H. Temares | 5/10/07 | 58,373 | 200,000 | $ 41.115 | $ 40.67 | $ 5,356,146 |
| Arthur Stark | 5/10/07 | 24,323 | 25,000 | $ 41.115 | $ 40.67 | $ 1,396,103 |
| Eugene A. Castagna | 5/10/07 | 18,242 | 25,000 | $ 41.115 | $ 40.67 | $ 1,146,082 |

(1) Grants of restricted stock, when converted from dollars to shares, are rounded up to the nearest whole share.

(2) Pursuant to the SEC rules, stock option awards are valued in accordance with SFAS No. 123R. See footnote 2 to the Summary Compensation Table in this Proxy Statement.

Vesting of restricted stock awards depends on (i) the Company's achievement of a performance-based test for the fiscal year of the grant, and (ii) assuming the performance-based test is met, time vesting, subject in general to the executive remaining in the Company's employ on specific vesting dates. The performance-based test for fiscal 2007 was met. The performance test is designed to meet the standard for performance-based compensation under the Internal Revenue Code, so that restricted stock awards will be deductible compensation for certain executives if their annual compensation exceeds $1,000,000. The stock awards granted in fiscal 2007 to Messrs. Eisenberg, Feinstein and Temares time vest in five equal installments starting on the first anniversary of the grant date. The stock awards granted in fiscal 2007 to Messrs. Stark and Castagna time vest in five equal installments starting on the third anniversary of the grant date.

The options granted in fiscal 2007 to Messrs. Eisenberg and Feinstein vest in three equal installments starting on the first anniversary of the grant date. The options granted in fiscal 2007 to Mr. Temares vest in five equal installments starting on the first anniversary of the grant date. The options granted in fiscal 2007 to Messrs. Stark and Castagna vest in five equal installments starting on the third anniversary of the grant date. At the time of grant or thereafter, option awards and underlying shares of common stock, are not transferable other than by will or the laws of descent and distribution, except as the Compensation Committee may permit.

## OUTSTANDING STOCK OPTION AND RESTRICTED STOCK AWARDS AT FISCAL YEAR-END FOR 2007

The following table sets forth information for each of the named executive officers with respect to the value of all unexercised options and unvested restricted stock awards as of March 1, 2008, the end of fiscal 2007.

| | Option Awards[1] | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested[2] ($) |
| Warren Eisenberg | 100,000 | 0 | $23.7815 | 03/30/11 | 146,616 | 4,155,097 |
| | 200,000 | 0 | $31.6150 | 03/06/12 | | |
| | 100,000 | 0 | $32.5200 | 03/06/12 | | |
| | 133,333 | 0 | $38.2200 | 04/25/13 | | |
| | 266,667 | 0 | $38.7650 | 04/25/13 | | |
| | 300,000 | 0 | $41.3450 | 03/03/14 | | |
| | 66,667 | 33,333 | $37.5100 | 04/20/13 | | |
| | 33,334 | 66,666 | $38.5150 | 04/17/14 | | |
| | 0 | 100,000 | $41.1150 | 05/10/15 | | |
| Leonard Feinstein | 100,000 | 0 | $23.7815 | 03/30/11 | 146,616 | 4,155,097 |
| | 200,000 | 0 | $31.6150 | 03/06/12 | | |
| | 100,000 | 0 | $32.5200 | 03/06/12 | | |
| | 133,333 | 0 | $38.2200 | 04/25/13 | | |
| | 266,667 | 0 | $38.7650 | 04/25/13 | | |
| | 300,000 | 0 | $41.3450 | 03/03/14 | | |
| | 66,667 | 33,333 | $37.5100 | 04/20/13 | | |
| | 33,334 | 66,666 | $38.5150 | 04/17/14 | | |
| | 0 | 100,000 | $41.1150 | 05/10/15 | | |
| Steven H. Temares | 160,000 | 0 | $11.8282 | 05/27/08 | 146,616 | 4,155,097 |
| | 400,000 | 0 | $14.7658 | 08/13/09 | | |
| | 480,000 | 0 | $11.4688 | 03/13/10 | | |
| | 120,000 | 0 | $15.8125 | 03/13/10 | | |
| | 180,000 | 0 | $23.7815 | 03/30/11 | | |
| | 120,000 | 0 | $24.5940 | 03/30/11 | | |
| | 120,000 | 0 | $31.6150 | 03/06/12 | | |
| | 180,000 | 0 | $32.5200 | 03/06/12 | | |
| | 80,000 | 0 | $38.2200 | 04/25/13 | | |
| | 240,000 | 80,000 | $38.7650 | 04/25/13 | | |
| | 180,000 | 120,000 | $41.3450 | 03/03/14 | | |
| | 80,000 | 120,000 | $37.5100 | 04/20/13 | | |
| | 40,000 | 160,000 | $38.5150 | 04/17/14 | | |
| | 0 | 200,000 | $41.1150 | 05/10/15 | | |
| Arthur Stark | 60,000 | 0 | $11.4688 | 03/13/10 | 59,792 | 1,694,505 |
| | 15,000 | 15,000 | $23.7815 | 03/30/11 | | |
| | 45,000 | 30,000 | $31.6150 | 12/31/09 | | |
| | 40,000 | 60,000 | $38.7650 | 04/25/13 | | |
| | 20,000 | 80,000 | $41.3450 | 03/03/14 | | |
| | 0 | 25,000 | $37.5100 | 04/20/13 | | |
| | 0 | 25,000 | $38.7950 | 04/17/14 | | |
| | 0 | 25,000 | $41.1150 | 05/10/15 | | |
| Eugene A. Castagna | 24,000 | 0 | $11.4688 | 12/31/08 | 49,817 | 1,411,814 |
| | 45,000 | 15,000 | $23.7815 | 12/31/09 | | |
| | 45,000 | 30,000 | $31.6150 | 12/31/10 | | |
| | 40,000 | 60,000 | $38.7650 | 04/25/13 | | |
| | 20,000 | 80,000 | $41.3450 | 03/03/14 | | |
| | 0 | 25,000 | $37.5100 | 04/20/13 | | |
| | 0 | 25,000 | $38.7950 | 04/17/14 | | |
| | 0 | 25,000 | $41.1150 | 05/10/15 | | |

(1) During the Company's fiscal year 2006 an independent committee of the Company's Board of Directors identified various deficiencies in the process of granting and documenting stock options and restricted shares, with the result, among other things, that for purposes of Section 409A of the Internal Revenue Code, as amended, certain stock options were deemed to have been granted with an exercise price less than the value of underlying common stock on the date of grant. Under Section 409A this would have subjected certain stock options held by a significant number of the Company's employees (including Messrs. Eisenberg, Feinstein, Temares, Stark and Castagna) to adverse tax consequences unless brought into compliance with Section 409A. In order to effect such compliance, the exercise price of certain options held by Messrs. Eisenberg, Feinstein and Temares was increased, and the exercise of certain options held by Messrs. Stark and Castagna was limited to a specified calendar year (in all cases without any payment or other consideration to the affected executive). As a consequence, individual option grants to Messrs. Eisenberg, Feinstein and Temares may appear in this table as multiple entries where the exercise price was increased for only a portion of such grant, and, in the cases of Messrs. Stark and Castagna, some grants appear with a December 31 expiration date where that year was selected as the latest year in which any portion of such grant may be exercised.

(2) Market value based on the closing price of the Company's common stock of $28.34 per share on February 29, 2008, the last trading day in fiscal year 2007.

### Options Exercises and Restricted Stock Vested for 2007

The following table includes certain information with respect to the exercise of options and vesting of restricted stock by named executive officers during fiscal 2007.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Warren Eisenberg[1] | 0 | 0 | 25,258 | 1,037,527 |
| Leonard Feinstein[1] | 0 | 0 | 25,258 | 1,037,527 |
| Steven H. Temares[1] | 0 | 0 | 25,258 | 1,037,527 |
| Arthur Stark[2] | 423,000 | 8,019,327 | 0 | 0 |
| Eugene A. Castagna [3] | 41,600 | 734,422 | 0 | 0 |

(1) Messrs. Eisenberg, Feinstein and Temares each acquired 12,796 shares with a market price of $41.24 on April 20, 2007 and 12,462 shares with a market price of $40.91 on May 2, 2007 upon the lapse of restrictions on previously granted shares of restricted stock.

(2) Mr. Stark exercised 60,000 stock options on April 13, 2007, with an exercise price of $6.1875 and a market price of $40.03. On November 6, 2007, he exercised stock options in the amounts of 32,000, 40,000, 45,000 and 90,000 with exercise prices of $11.8282, $16.125, $23.7815 and $11.4688, respectively. The November 6, 2007 exercises all had a market price of $31.30. Mr. Stark exercised 7,600 stock options on February 4, 2008, with an exercise price of $11.8282 and a market price of $32.35. On February 6, 2008, he exercised 60,000 stock options with an exercise price of $16.125 and a market price of $30.41. He also exercised 88,400 stock options on February 6, 2008 with an exercise price of $11.8282 and a market price of $30.19.

(3) On November 23, 2007, Mr. Castagna exercised stock options in the amounts of 5,600, 12,000 and 24,000 with exercise prices of $11.8282, $16.125 and $11.4688, respectively. These exercises all had a market price of $30.51.

Effective January 1, 2006, the Company adopted a non-qualified deferred compensation plan for the benefit of employees defined by the Internal Revenue Service as highly compensated. A certain percentage of an employee's contributions may be matched by the Company, subject to certain plan limitations, as more fully described below. The following table provides compensation information for the Company's non-qualified deferred compensation plan for each of the named executive officers for fiscal year 2007.

**Nonqualified Deferred Compensation for Fiscal Year 2007**

| Name | Executive Contributions for Fiscal Year 2007[1] ($) | Company Contributions for Fiscal Year 2007 ($) | Aggregate Earnings (Losses) in Fiscal Year 2007 ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Fiscal Year End 2007 ($) |
|---|---|---|---|---|---|
| Warren Eisenberg | 268,171 | 6,750 | (31,630) | 0 | 576,502 |
| Leonard Feinstein | 270,920 | 6,750 | (31,858) | 0 | 578,998 |
| Steven H. Temares | 15,769 | 2,457 | 72 | 0 | 33,686 |
| Arthur Stark | 232,212 | 4,251 | 25,600 | 0 | 507,832 |
| Eugene A. Castagna | 52,827 | 2,800 | (3,957) | 0 | 103,294 |

(1) All amounts reported in this column were also reported above in this Proxy Statement in the "Salary" column of the Summary Compensation Table for the applicable named executive officer.

Under the Company's non-qualified deferred compensation plan, a participant's regular earnings may be deferred at the election of the participant, excluding bonus or incentive compensation, welfare benefits, fringe benefits, noncash remuneration, amounts realized from the sale of stock acquired under a stock option or grant, and moving expenses.

When a participant elects to make a deferral under the plan, the Company credits the account of the participant with a matching contribution equal to fifty percent of the deferral, offset dollar for dollar by any matching contribution that the Company makes to the participant under the Company's 401(k) plan. The payment of this matching contribution is made upon the conclusion of the fiscal year. The maximum matching contribution to be made by the Company to a participant between the Company's non-qualified deferred compensation plan and the Company's 401(k) plan cannot exceed the lesser of $6,750 and three percent of a participant's eligible compensation.

A participant is fully vested in amounts deferred under the non-qualified deferred compensation plan. A participant has a vested right in matching contributions made by the Company under the nonqualified deferred compensation plan, depending on the participant's years of service with the Company: twenty percent at one to two years of service, forty percent at two to three years of service, sixty percent at three to four years of service, eighty percent at four to five years of service and one hundred percent at five or more years of service. As each of the named executive officers has more than five years of service to the Company, they are each fully vested in the matching contributions made by the Company under the plan.

Amounts in a participant's account in the non-qualified deferred compensation plan are payable either in a lump sum or substantially equal annual installments over a period of five or ten years, as elected by the participant. Such distributions may be delayed to a period of six months following a participant's termination of employment to comply with applicable law.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table below sets forth certain information regarding the beneficial ownership of shares of our Common Stock as of May 9, 2008 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our Common Stock; (ii) our named executive officers; (iii) each of our directors and nominees for director; and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of May 9, 2008 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 259,593,922 shares of our Common Stock outstanding at May 9, 2008. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, New Jersey 07083.

| Name | Position | Number of Shares of Common Stock Beneficially Owned and Percent of Class as of May 9, 2008 | | |
|---|---|---|---|---|
| T. Rowe Price Associates, Inc. | | 35,254,239 | (1) | 13.6% |
| FMR LLC | | 22,342,959 | (2) | 8.6% |
| Ruane, Cunniff & Goldfarb Inc. | | 17,467,138 | (3) | 6.7% |
| Davis Selected Advisers, L.P. | | 16,423,460 | (4) | 6.3% |
| PRIMECAP Management Company | | 13,376,076 | (5) | 5.2% |
| Warren Eisenberg | Co-Chairman and Director | 7,129,948 | (6) | 2.7% |
| Leonard Feinstein | Co-Chairman and Director | 5,679,248 | (7) | 2.2% |
| Steven H. Temares | Chief Executive Officer and Director | 2,679,670 | (8) | 1.0% |
| Arthur Stark | President and Chief Merchandising Officer | 630,309 | (9) | * |
| Eugene A. Castagna | Chief Financial Officer and Treasurer | 297,654 | (10) | * |
| Dean S. Adler | Director | 5,905 | | * |
| Stanley F. Barshay | Director | 4,775 | | * |
| Klaus Eppler | Director | 7,289 | | * |
| Patrick R. Gaston | Director | 1,875 | | * |
| Jordan Heller | Director | 3,626 | | * |
| Robert S. Kaplan | Director | 10,351 | | * |
| Victoria A. Morrison | Director | 2,556 | | * |
| Fran Stoller | Director | 1,552 | | * |
| All Directors and Executive Officers as a Group (14 persons) | | 17,077,892 | | 6.6% |

* Less than 1% of the outstanding common stock of the Company.

(1) Information regarding T. Rowe Price Associates, Inc. was obtained from a Schedule 13G filed with the SEC on February 13, 2008 by T. Rowe Price Associates, Inc. The Schedule 13G states that T. Rowe Price Associates, Inc. is deemed to have beneficial ownership of 35,254,239 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that T. Rowe Price Associates, Inc. has the sole power to dispose or to direct the disposition of 35,190,539 shares of common stock. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(2) Information regarding FMR LLC was obtained from a Schedule 13G filed with the SEC on February 14, 2008 by FMR LLC. The Schedule 13G states that FMR LLC is deemed to have beneficial ownership of 22,342,959 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that FMR LLC has the sole power to dispose or to direct the disposition of 22,342,959 shares of common stock. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(3) Information regarding Ruane, Cunniff & Goldfarb Inc. was obtained from a Schedule 13G filed with the SEC on February 14, 2008 by Ruane, Cunniff & Goldfarb Inc. The Schedule 13G states that Ruane, Cunniff & Goldfarb Inc. is deemed to have beneficial ownership of 17,467,138 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that Ruane, Cunniff

& Goldfarb Inc. has the sole power to dispose or to direct the disposition of 17,467,138 shares of common stock. The address of Ruane, Cunniff & Goldfarb Inc. is 767 Fifth Avenue, New York, NY 10153.

(4) Information regarding Davis Selected Advisers, L.P. was obtained from a Schedule 13G filed with the SEC on February 13, 2008 by Davis Selected Advisers, L.P. The Schedule 13G states that Davis Selected Advisers, L.P. is deemed to have beneficial ownership of 16,423,460 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that Davis Selected Advisers, L.P. has the sole power to dispose or to direct the disposition of 16,423,460 shares of common stock. The address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, AZ 85706.

(5) Information regarding PRIMECAP Management Company was obtained from a Schedule 13G filed with the SEC on February 14, 2008 by PRIMECAP Management Company. The Schedule 13G states that PRIMECAP Management Company is deemed to have beneficial ownership of 13,376,076 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that PRIMECAP Management Company has the sole power to dispose or to direct the disposition of 13,376,076 shares of common stock. The address of PRIMECAP Management Company is 225 South Lake Ave., #400, Pasadena, CA 91101.

(6) The shares shown as being owned by Mr. Eisenberg include: (a) 2,435,449 shares owned by Mr. Eisenberg individually; (b) 1,300,001 shares issuable pursuant to stock options granted to Mr. Eisenberg that are or become exercisable within 60 days; (c) 746,000 shares owned by a foundation of which Mr. Eisenberg and his family members are trustees and officers; (d) 2,527,142 shares owned by trusts for the benefit of Mr. Eisenberg and his family members; and (e) 121,356 shares of restricted stock. Mr. Eisenberg has sole voting power with respect to the shares held by him individually and in trust for his benefit but disclaims beneficial ownership of any of the shares not owned by him individually or in trust for his benefit.

(7) The shares shown as being owned by Mr. Feinstein include: (a) 1,063,549 shares owned by Mr. Feinstein individually; (b) 1,300,001 shares issuable pursuant to stock options granted to Mr. Feinstein that are or become exercisable within 60 days; (c) 667,200 shares owned by a foundation of which Mr. Feinstein and his family members are trustees and officers; (d) 2,527,142 shares owned by trusts for the benefit of Mr. Feinstein and his family members; and (e) 121,356 shares of restricted stock. Mr. Feinstein has sole voting power with respect to the shares held by him individually and in trust for his benefit but disclaims beneficial ownership of any of the shares not owned by him individually or in trust for his benefit.

(8) The shares shown as being owned by Mr. Temares include: (a) 73,314 shares owned by Mr. Temares individually; (b) 2,480,000 shares issuable pursuant to stock options granted to Mr. Temares that are or become exercisable within 60 days; (c) 5,000 shares owned by a family limited partnership; and (d) 121,356 shares of restricted stock. Mr. Temares has sole voting power with respect to the shares held by him individually but disclaims beneficial ownership of the shares owned by the family limited partnership, except to the extent of his pecuniary interest therein.

(9) The shares shown as being owned by Mr. Stark include: (a) 318,716 shares owned by Mr. Stark individually; (b) 255,000 shares issuable pursuant to stock options that are or become exercisable within 60 days; and (c) 56,593 shares of restricted stock.

(10) The shares shown as being owned by Mr. Castagna include: (a) 2,036 shares owned by Mr. Castagna individually; (b) 249,000 shares issuable pursuant to stock options that are or become exercisable within 60 days; and (c) 46,618 shares of restricted stock.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock. Based solely upon a review of the copies of Section 16(a) reports that we have received from such persons or entities for transactions in our Common Stock and their Common Stock holdings for fiscal 2007, we believe that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by our directors and executive officers, except that Mr. Eisenberg and Mr. Feinstein each filed one late report which covered two transactions on May 14, 2007 with respect to shares of Common Stock surrendered to the Company to satisfy tax withholding obligations upon the vesting of shares of restricted stock previously granted to each of Mr. Eisenberg and Mr. Feinstein.

## NEXT YEAR'S ANNUAL MEETING

Proposals which shareholders intend to present at the 2009 Annual Meeting of Shareholders must be received by the Company no later than February 4, 2009, to be presented at the meeting or to be eligible for inclusion in next year's proxy statement under the SEC's proxy rules.

# DIRECTORS AND OFFICERS

*Bed Bath & Beyond Inc. and Subsidiaries*

## DIRECTORS

**Warren Eisenberg**
Co-Chairman,
Bed Bath & Beyond Inc.

**Leonard Feinstein**
Co-Chairman,
Bed Bath & Beyond Inc.

**Steven H. Temares**
Chief Executive Officer,
Bed Bath & Beyond Inc.

**Dean S. Adler**
Chief Executive Officer,
Lubert-Adler Partners, L.P.
Philadelphia, Pennsylvania

**Stanley F. Barshay**
Chairman, Schering-Plough Consumer
HealthCare Corporation
Berkeley Heights, New Jersey

**Klaus Eppler**
Pensioned Partner, Proskauer Rose LLP
New York, New York

**Patrick R. Gaston**
President, Verizon Foundation
Basking Ridge, New Jersey

**Jordan Heller**
President, Heller Wealth Advisors, LLC
Roseland, New Jersey

**Robert S. Kaplan**
Senior Lecturer, Harvard Business School
Senior Director, The Goldman Sachs Goup, Inc.
New York, New York

**Victoria A. Morrison**
Executive Vice President & General Counsel,
Edison Properties, LLC
Newark, New Jersey

**Fran Stoller**
Partner, Loeb & Loeb LLP
New York, New York

## OFFICERS

**Warren Eisenberg**
Co-Chairman

**Leonard Feinstein**
Co-Chairman

**Steven H. Temares**
Chief Executive Officer

**Arthur Stark**
President and Chief Merchandising Officer

**Eugene A. Castagna**
Chief Financial Officer and Treasurer

**Matthew Fiorilli**
Senior Vice President – Stores

**Ronald Curwin**
Senior Vice President – Investor Relations

**Richard C. McMahon**
Chief Strategy Officer and Vice President – Corporate Operations

**Allan N. Rauch**
Vice President – Legal and General Counsel

**G. William Waltzinger, Jr.**
Vice President – Bed Bath & Beyond Inc.
Corporate Development
President – Harmon Stores, Inc.

**Chuck Bilezikian**
Chief Executive Officer –
Christmas Tree Shops, Inc.

**Richard S. Acciarito**
Vice President – Corporate Operations – Harmon Stores, Inc.

**Charles E. Arnold**
Vice President – Stores – Southwest Region

**Jim Brendle**
Vice President – Construction and Store Development

**P. Timothy Brewster**
Vice President – Stores – N.Y.C. Region

**Michael J. Callahan**
Vice President – Corporate Counsel

**Robert Claybrook**
Vice President – Application Development – Supply Chain Systems

**Robyn M. D'Elia**
Vice President – Controller

**David S. Denenberg**
Vice President – Merchandise Control

**Salvatore J. Dimino**
Vice President – Stores – Southeast Region

**Martin Eisenberg**
Vice President – Stores – Northeast Region

**Jeffrey L. Feinstein**
Vice President, Secretary and Treasurer – Buy Buy Baby, Inc.

**Richard S. Feinstein**
President – Buy Buy Baby, Inc.

**Alan M. Freeman**
Vice President – Real Estate Counsel

**Francis Garrity**
Vice President – Stores – Midwest Region (Detroit)

**Seth D. Geldzahler**
Vice President – Real Estate

**Scott Hames**
Vice President and General Merchandise Manager – Planning and Allocation

**Alan Jacobson**
Vice President – Stores – Harmon Stores, Inc.

**Todd Johnson**
President – Christmas Tree Shops, Inc.

**Nancy J. Katz**
Vice President and General Merchandise Manager – Hardlines

**Patrick M. Kelley**
Vice President – Stores – Western Region

**Edward Kopil**
Vice President – Stores – Christmas Tree Shops, Inc.

**Susan E. Lattmann**
Vice President – Finance

**Rita Little**
Vice President – Marketing

**Jeffrey W. Macak**
Vice President – Supply Chain Logistics

**Nika Markus**
Vice President – Merchandise Planning and Allocation

**Teresa A. Miller**
Vice President – Purchasing

**Kevin R. Murphy**
Vice President – Chief Information Officer

**Farley S. Nachemin**
Vice President and General Merchandise Manager – Bath and Seasonal

**Alan J. Natowitz**
Vice President and General Merchandise Manager – Bedding and Window

**Jim O'Connor**
Vice President – Safety and Loss Prevention

**William Onksen**
Vice President – Stores – MidAtlantic and Midwest Regions

**Dana Pelan**
Vice President – Stores – Midwest Region (Chicago)

**Christine R. Pirog**
Vice President – Store Operations

**William T. Plate**
Vice President – Asset Management, Safety and Loss Prevention

**Hank Reinhart**
Vice President – Customer Service and Bridal

**Ross Richman**
Vice President – Financial Operations Analysis

**Robert A. Roe**
Vice President – Store Systems

**Joseph P. Rowland**
Vice President – E-Service Operations

**Louis M. Sepe**
Vice President – Application Development – Merchandising Systems

**Hal R. Shapiro**
Vice President – Tax

**Concetta Van Dyke**
Vice President – Human Resources

**Kevin M. Wanner**
Vice President – Technology and Operations

## CORPORATE AND SHAREHOLDER INFORMATION

**Corporate Offices**
Bed Bath & Beyond Inc.
Harmon Stores, Inc.
650 Liberty Avenue
Union, New Jersey 07083
Telephone: 908/688-0888

Christmas Tree Shops, Inc.
261 White's Path
South Yarmouth, Massachusetts 02664
Telephone: 508/394-1225

Bed Bath & Beyond Procurement Co. Inc.
110 Bi-County Boulevard, Suite 114
Farmingdale, New York 11735
Telephone: 631/420-7050

Buy Buy Baby, Inc.
895 East Gate Blvd.
Garden City, New York 11530
Telephone: 516/507-3410

**Shareholder Information**
A copy of the Company's 2007 Form 10-K as filed with the Securities and Exchange Commission ("SEC") may be obtained from the Investor Relations Department at the Corporate Office.
Fax: 908/810-8813

The Company provides access to the documents filed with the SEC through the Investor Relations section of our website, www.bedbathandbeyond.com. A copy of the Company's Policy of Ethical Standards for Business Conduct is also provided at this location.

**Stock Listing**
NASDAQ National Market Trading symbol BBBY.

**Annual Meeting**
The Annual Meeting of Shareholders will be held at 9 a.m. July 3, 2008, at the Madison Hotel, One Convent Road, Morristown, New Jersey.

**Stock Activity**
The following table sets forth by fiscal quarter the high and low reported closing prices of the Company's Common Stock on the NASDAQ National Market during fiscal 2007 and fiscal 2006:

| Quarter | High | Low |
|---|---|---|
| **Fiscal 2007** | | |
| **First** | **$ 41.82** | **$ 38.83** |
| **Second** | **40.47** | **32.83** |
| **Third** | **36.06** | **29.29** |
| **Fourth** | **32.73** | **25.81** |
| Fiscal 2006 | | |
| First | $ 40.82 | $ 35.22 |
| Second | 36.92 | 31.42 |
| Third | 41.24 | 33.29 |
| Fourth | 43.02 | 38.04 |

At May 9, 2008, there were approximately 5,100 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

**Transfer Agent**
The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Telephone: 800/937-5449

**Independent Auditors**
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

**Websites**
www.bedbathandbeyond.com
www.buybuybaby.com
www.christmastreeshops.com
www.facevalues.com or
www.harmondiscount.com

## STORE LOCATIONS
*(as of March 1, 2008)*

### BED BATH & BEYOND STORES

| | | | |
|---|---|---|---|
| Alabama | 12 | Nevada | 8 |
| Alaska | 2 | New Hampshire | 6 |
| Arizona | 22 | New Jersey | 35 |
| Arkansas | 5 | New Mexico | 5 |
| California | 101 | New York | 57 |
| Colorado | 24 | North Carolina | 28 |
| Connecticut | 16 | North Dakota | 2 |
| Delaware | 1 | Ohio | 37 |
| Florida | 65 | Oklahoma | 5 |
| Georgia | 24 | Oregon | 9 |
| Idaho | 7 | Pennsylvania | 30 |
| Illinois | 36 | Rhode Island | 3 |
| Indiana | 18 | South Carolina | 13 |
| Iowa | 7 | South Dakota | 1 |
| Kansas | 7 | Tennessee | 17 |
| Kentucky | 7 | Texas | 68 |
| Louisiana | 12 | Utah | 11 |
| Maine | 5 | Vermont | 2 |
| Maryland | 16 | Virginia | 26 |
| Massachusetts | 24 | Washington | 21 |
| Michigan | 31 | West Virginia | 2 |
| Minnesota | 9 | Wisconsin | 10 |
| Mississippi | 5 | Wyoming | 2 |
| Missouri | 12 | District of Columbia | 1 |
| Montana | 5 | Puerto Rico | 3 |
| Nebraska | 5 | Ontario, Canada | 1 |
| | | **Total** | **881** |

For exact Bed Bath & Beyond locations, visit us at **www.bedbathandbeyond.com** or call **1-800-GO BEYOND.**

### CHRISTMAS TREE SHOPS STORES

| | |
|---|---|
| Connecticut | 4 |
| Delaware | 1 |
| Maine | 2 |
| Massachusetts | 16 |
| New Hampshire | 3 |
| New Jersey | 3 |
| New York | 7 |
| Pennsylvania | 2 |
| Rhode Island | 2 |
| Vermont | 1 |
| **Total** | **41** |

For exact Christmas Tree Shops locations, visit us at **www.christmastreeshops.com.**

### HARMON STORES

| | |
|---|---|
| Connecticut | 2 |
| New Jersey | 29 |
| New York | 9 |
| **Total** | **40** |

For exact Harmon locations, visit us at **www.harmondiscount.com** or **www.facevalues.com.**

### buybuy BABY STORES

| | |
|---|---|
| Maryland | 1 |
| New Jersey | 3 |
| New York | 4 |
| Virginia | 1 |
| **Total** | **9** |

For exact buybuy BABY locations, visit us at **www.buybuybaby.com.**